SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of    December, 2002

ATI TECHNOLOGIES INC.
(Translation of Registrant's Name into English)

1 Commerce Valley Drive East, Markham, Ontario, Canada L3T 7X6
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                                         Form 20-F                 Form 40-F   X

    (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                                    Yes                        No   X

Page 1 of Pages 67
Index is located on Page 2

INDEX

Document	Page Number
2000 Annual Report	3
Signature Page	67

ATI TECHNOLOGIES INC. 2002 ANNUAL REPORT

BREAKTHROUGHS IN VISUALIZATION

FINANCIAL HIGHLIGHTS

1 Adjusted net income excludes the after-tax impact of the amortization of intangible assets, gain (loss) on investments (net) and the tax effect of the change in accounting policy for income tax related to intangible assets. Prior year’s figures also exclude one-time inventory writedown and one-time selling and marketing charges.

These financial highlights reflect reclassification of certain sales incentives, as well as R&D and administration expense.

2 Restated to reflect the Adjusted Basic Treasury Stock Method retroactively applied.

ATI AT A GLANCE

Profile
ATI Technologies Inc. is a world leader in the design and manufacture of innovative 3D graphics and digital media silicon solutions. An industry pioneer since 1985, ATI delivers leading-edge performance solutions for the full range of PC and Mac desktop and notebook platforms, workstation, set-top box, game console and handheld markets. With 2002 revenues in excess of US $1 billion, ATI has more than 1,900 employees in the Americas, Europe and Asia. ATI common shares trade on NASDAQ (ATYT) and the Toronto Stock Exchange (ATY).

DESKTOP

ATI’s RADEON™ family of visual processing products delivers performance and an unparalleled visual experience to the desktop PC market. This market is estimated to grow by 6 per cent to over 106 million units in calendar 2003 according to IDC forecasts.

  RADEON™ 9700 PRO is the world’s fastest and most advanced graphics board, featuring ATI’s RADEON™ 9700 PRO Visual Processing Unit (VPU).
  RADEON™ 9500 PRO sets a new standard for the performance mainstream, bringing the world of Microsoft® DirectX® 9.0 support to gaming enthusiasts.
  RADEON™ 9000 PRO provides best-of-class performance to accelerate all popular 3D applications.
  The ALL-IN-WONDER® 9700 PRO is the ultimate visual and home entertainment experience for your PC.

NOTEBOOK

ATI’s MOBILITY™ RADEON™-based graphics solutions for notebooks deliver outstanding performance and the most advanced power management features found in graphics today. According to IDC forecasts, close to 36 million notebooks will be sold in 2003.

  MOBILITY™ RADEON™ 9000 redefines the notebook PC market, delivering the fastest 3D graphics supporting the latest games, cinematic-quality video and features that dramatically enhance all aspects of the visual experience in every application.
  MOBILITY™ RADEON™ 7500 is ATI’s industrial-strength mobile graphics processor with powerful transform and lighting technology, offering revolutionary performance for the avid 3D gamer or multimedia enthusiast.

WORKSTATION

ATI’s FIREGL™ product line delivers ideal workstation performance for digital content creation (DCC) and computer-aided design (CAD). The market for workstations is expected to be more than 1.5 million units in 2003, according to IDC.

  FIREGL™ X1 is the most advanced workstation graphics board. FIREGL™ X1 delivers groundbreaking performance to power leading DCC and CAD software applications.
  FIREGL™ 8800 is ATI’s midrange workstation graphics accelerator.
  FIREGL™ 8700 is ATI’s entry-level workstation graphics accelerator.

INTEGRATED GRAPHICS PROCESSORS

ATI’s RADEON™-based integrated graphics processors deliver exceptional graphics performance and reliability into the value segment of the market. The market for integrated chipsets is expected to top more than 88 million chips in 2003, according to Mercury Research.

  RADEON™ IGP 340 is a feature-rich integrated graphics processor (IGP) for Intel® Pentium® 4 platforms.
  RADEON™ IGP 340M is the world’s first integrated graphics processor for Mobile Intel® Pentium® 4 Processor-M platforms.
  RADEON™ IGP 320 is a versatile, feature-rich integrated graphics processor for AMD Athlon™ and AMD Athlon™ XP desktop processor platforms.
  RADEON™ IGP 320M is the world’s most powerful, feature-rich mobile integrated graphics processor for the mobile AMD Athlon™ processor platform.

DTV – SET-TOP BOX

ATI sets a new standard for silicon solutions in digital entertainment systems with its XILLEON™-based system-on-chip for set-top boxes and digital TVs. The market for digital television silicon solutions is expected to grow to approximately 50 million units in 2003, according to Instat/MDR.

  XILLEON™ 220 is an advanced and highly integrated system-on-chip suitable for a range of digital devices including set-top boxes, digital TVs, home media gateways, and TV-enabled webpads.
  NxtWave solutions offer advanced broadband receiver technologies for the set-top box and digital TV market.

HANDHELD DEVICES

ATI delivers high performance advanced 2D graphics technology into the handheld device market which includes PDAs (personal digital assistants) and next generation mobile phones. The market for color mobile phones is estimated to exceed 140 million units in 2003, according to Display Search.

  IMAGEON™ 100 is the fastest, most advanced, and most power-efficient media co-processor for handheld electronic devices such as PDAs and data-enabled mobile phones.

GAME CONSOLES

NINTENDO’s GAMECUBE™ features a powerful graphics processor, called the ‘Flipper’ chip, from ATI. Nintendo estimates that it will sell 10 million game consoles and 55 million games worldwide in their 2003 fiscal year, ending March 2003.

  Flipper chip – Manufactured by NEC Corporation, the ATI-designed ‘Flipper’ chip is the central graphics core of Nintendo’s best-selling game console.

In July of 2002, the wall that separated the digital world and the natural world became considerably more transparent. With the introduction of ATI’s new class of visual processing units, we blurred the line between virtual experience and actual experience. ATI has delivered a breakthrough in visualization that is revolutionizing the way we interact with the digital world.

2002

A BREAKTHROUGH YEAR

LETTER TO SHAREHOLDERS

ATI made a breakthrough in visualization technology and defined the future direction for the industry in terms of 3D performance and functionality when it introduced the RADEON™ 9700 PRO in July 2002. This was one of many breakthroughs made by ATI in 2002. We broke into new markets with the introduction of products for the digital television and handheld device markets, introduced industry-leading technologies in our core PC business, and saw our partnership with Nintendo on its new game console, GAMECUBE™, contribute significantly to the bottom line.

Two years ago, we defined the strategy that would return ATI to the top of the graphics industry. We identified four key objectives—securing technology leadership, entering the integrated market, gaining traction in digital consumer electronics markets and improving operational and financial performance. Moreover, we set an aggressive timetable to accomplish this. We knew then that these were ambitious goals, but we also knew that our people had the drive, the knowledge and the resourcefulness to realize our objectives. It is with a great deal of pride that we report to you, our shareholders, a year of breakthrough achievements at ATI.

TECHNOLOGY LEADERSHIP

In July, we introduced the most powerful graphics processor the world has ever seen. The RADEON™ 9700 PRO captured the performance lead in the marketplace by delivering the most compelling and immersive visual experience available on the PC platform. The RADEON™ 9700 PRO represents the first generation of a brand new class of visual processing technology and is such a revolutionary leap forward in graphics that the RADEON™ 9700 PRO achieves through pure horsepower what could, until now, only be achieved through offline simulation or through approximations. The true testament to technology leadership is market acceptance, and the market acceptance of the RADEON™ 9700 PRO has been strong. It has been designed into the flagship models of every major PC OEM, is featured in top-of-the-line PCs in the system builder market, and is the recognized leader in the retail market. But our technology leadership didn’t stop there. In rapid succession, ATI rolled out an entire new PC product lineup, providing the best combination of performance and features, at the right price points, creating true top-to-bottom leadership in the PC graphics market.

STRONG ENTRY INTO THE INTEGRATED CHIPSET MARKET

In March 2002, ATI introduced the word’s most powerful, feature-rich integrated graphics processors for the value desktop and mobile PC markets—the RADEON™ IGP family—that immediately made ATI a leading provider in this growing market segment. The RADEON™ IGP incorporates award-winning RADEON™ features, combining the industry’s fastest rendering engines with features that had never before been available in an integrated chipset. ATI’s four-stage approach to entering this market has been successful. By focusing our entry on AMD and then Intel notebooks first, ATI secured multiple design wins for the fall and spring seasons. The RADEON™ IGP achieved rapid market acceptance. Just months after introduction of the RADEON™ IGP family, ATI captured 18 per cent of the notebook integrated market, according to Mercury Research. With the ability to address all segments of the integrated chipset market—both AMD and In tel platforms in both desktop and notebook PCs—we believe ATI is well positioned to be a leading supplier of graphics in value PCs.

BREAKING INTO THE DIGITAL CONSUMER ELECTRONICS MARKET

Leveraging our core capabilities in PC graphics, ATI broke into new markets in 2002 with the introduction of our XILLEON™ 220 system-on-chip for the digital television and set-top box market, and the IMAGEON™ 100 that powers color displays on new handheld devices including PDAs and color cellphones. We captured key design wins in the digital television market with two of the largest manufacturers of set-top boxes by delivering industry-leading features at the right price points. In the handheld market, we have established a solid base with multiple PDA design wins with leading manufacturers.

IMPROVED OPERATIONAL AND FINANCIAL PERFORMANCE

ATI generated stronger margins, gained marketshare, entered new markets and delivered improvements in adjusted net income in a year when the overall PC market remained flat. ATI’s financial position also grew stronger, ending the fiscal year with working capital of over $360 million. We continued to engineer a major shift in our PC desktop business model, with a shift in our focus from board-level sales to chip sales. As a result, ATI’s proportionate chip sales have increased to 53 per cent, from 39 per cent, in the two years since we embarked on this broad-based transformation of ATI’s product distribution and selling model. We have made great strides in achieving our objectives in 2002 and, as a result, our competitive position has never been stronger.

OUTLOOK

As we look ahead to 2003, ATI is strong and recharged across all lines of business. We have captured technology leadership in our core PC market with industry-leading products in the desktop markets—enthusiast and mainstream—as well as the notebook market. But it doesn’t stop there. We continue to quicken the pace of innovation. We have an aggressive technology and product roadmap that is putting distance between ATI and our competitors and we continue to invest in the new market opportunities of digital television and handheld devices that offer areas of growth for our Company.

Our goals for 2003 are straightforward—we will deliver new products and new technologies that enable our customers to experience the most compelling visual experience—irrespective of the platform. That means leading in technology and innovation in all areas of our business. We will vigorously pursue growth opportunities in integrated chipsets, digital television, and handheld devices, capitalizing on the success we have had to date. We will also continue to strive for improved operational and financial performance.

ATI’s future is exciting, and we look forward to the coming year with more confidence than at any time in our recent history. We are making breakthroughs in visualization that are changing the way we all interact in the digital world.

K.Y. Ho (signed) Chairman and CEO September 25, 2002	David E. Orton (signed) President and COO

BREAKTHROUGH TECHNOLOGY

FASTEST MEANEST BADDEST

ATI has pushed the technology boundaries to enable the ultimate visual experience. We didn’t just hit our targets, we blew right by them with the most powerful and most complex visual processing chip the world has ever seen. We know this because independent evaluations prove it and our customers confirm it.

[Picture of Dog]

At ATI we have not wasted any time in refreshing our entire product family. Today, ATI has industry-leading products in the desktop—enthusiast and mainstream—and notebook markets simultaneously. The RADEON™ 9700 PRO, our unbridled pure performer, targeted to the ultimate enthusiast, began shipping in August. The slimmed down RADEON™ 9000, a product designed for the power hungry, yet value conscious customer was introduced in the same time frame. The MOBILITY™ RADEON™ 9000 now powers the world’s highest performing notebooks. ATI’s FIREGL™ X1 is bringing RADEON™ 9700 PRO performance and precision to the CAD/CAM and DCC communities. Within months of the RADEON™ 9700 PRO launch ATI achieved true top-to-bottom technology leadership in our core PC market. And we are not letting up the pace. A range of new RADEON™ 9500 products have been unleashed for the fall of 2002 driving technologies developed for high-end products into mainstream markets.

©2002 Monolith Productions, Inc. All rights reserved. Fox Interactive, No One Lives Forever and their associated logos are registered trademarks or trademarks of Twentieth Century Fox Film Corporation. ©2002 Twentieth Century Fox Film Corporation. A Spy in H.A.R.M’S Way is a trademark of Monolith Production Inc. This product contains the Lithtech™ Jupiter System licensed from Lithtech, Inc. Lithtech Jupiter System ©1997–2002 Lithtech, Inc. All Rights Reserved. Lithtech and the Lithtech logo are trademarks of Lithtech, Inc.

“Without a doubt, ATI will introduce a new standard to the mainstream market with its R9000 series. ATI is the first to offer a reasonably priced graphics card that is able to render these effects with respectable performance.”
The new mainstream Radeon: The 9000 series
Tom’s Hardware – www.tomshardware.com

“Perfect 10 out of 10” “The best money can buy”
Cover Page – ATI’s RADEON™ 9700 PRO
Maximum PC – www.maximumpc.com

With the introduction of the RADEON™ 9700 PRO we have set in motion the most radical change in computer graphics in over a decade. For the first time ever cinematic-quality real-time graphics is a reality for the PC platform. What had previously been achievable only through offline texturing and shading techniques can now be fully interactive using the pure horsepower of our technology. ATI’s RADEON™ 9700 PRO is the first visual processor that actually renders each of the millions of the calculations that comprise cinematic-quality computer graphics in real-time. This means astounding precision and realism. It means an uncompromising cinematic-quality experience.

Integrated

In March we launched RADEON™ IGP the world’s most powerful, feature-rich family of integrated graphics processors for the desktop and mobile PC markets. Our IGP has been designed to deliver the ultimate combination of performance, features, power management and scalability. We have packed in our proprietary technologies including PIXEL TAPESTRY™ and HYPER Z™ for realistic and high performance graphics, VIDEO IMMERSION™ for accelerated DVD playback, HYDRAVISION™ dual display technology and POWERPLAY™ for outstanding power management.

“ATI has busted down the final barrier with MOBILITY™ RADEON™ 9000”
Maximum PC – www.maximumpc.com

Unreal Tournament 2003 ©2002 by Epic Games Inc.

“The best video card we have ever laid our hands on.”
ATI’s RADEON™ 9700 PRO
HardOCP – www.hardocp.com

We have combined our advanced graphics engine and PC core logic to deliver the best graphics performance available in the market. By doing this, we’ve brought a high-end graphics engine to the value PC segments for both Intel and AMD platforms.

CATALYST™

In June, ATI invigorated our high performance visual processing solutions by introducing CATALYST™, a software suite that includes unified driver architecture and software applications to enable its RADEON™ family of graphics products. With this launch we renewed our commitment to frequent updates and getting performance enhancements into the hands of users quickly.

XILLEON™ Digital Television—Set-Top Solutions

XILLEON™ 220, our advanced and highly integrated system-on-chip is delivering the interactive and on-demand services that digital television promises. The XILLEON™ 220 has been designed for a range of digital devices including set-top boxes, digital TVs and home media gateways.

In addition to stunning DVD-like picture quality, digital television technology enables cable operators to deploy a host of services such as VOD (Video-On-Demand), PVR (Personal Video Recording), and e-commerce. To unlock these services each television must be digital or have a set-top box attached.

“ATI’s new flagship VPU is faster, more powerful and has better features and 3D quality than anything on the market, period.”

The ATI RADEON™ 9700 PRO Full Release Review ATI Technologies
Overtakes Nvidia’s Flagship GPU
Hot Hardware – www.hothardware.com

Scientific Atlanta, the number two manufacturer of set-top boxes, selected the XILLEON™ 220 to power some of their digital interactive set-top devices. Pace Micro, the leader in set-top boxes in Europe, is also putting XILLEON™ 220 into one of their leading Digital Home Gateways. Compelling features of the XILLEON™ 220 such as picture in picture and high definition decode enable the capabilities that consumers are seeking from digital television.

In June, ATI acquired NxtWave Communications Inc., the acknowledged technology leader in broadband communications silicon. NxtWave broadens ATI’s set-top box product portfolio to include industry-leading demodulation technology. NxtWave’s expertise in the front end combined with ATI’s back end XILLEON™ solutions present a formidable end-to-end solution to the marketplace.

“ATI has earned itself not only the performance crown in gaming environments, but also that of the technology leader!”
ATI’s RADEON™ 9700 PRO
Tom’s Hardware – www.tomshardware.com

IMAGEON™—Handheld Solutions

The revolutionary IMAGEON™ 100 is the fastest, most advanced, and most power-efficient media co-processor for handheld electronic devices such as PDAs and data-enabled mobile phones. It offers the best visual experience for end users while reducing the overall system power consumption and increasing battery life.

IMAGEON™ 100 is the first in a family of media co-processors for handheld devices that includes support for an advanced 2D graphics engine, MPEG-4 decoding (the standard for wireless streaming video) and an LCD timing controller among other features.

ATI’s VPUs deliver a compelling and immersive visual experience.

BREAKTHROUGH MARKETS

VISUALIZING A DIGITAL WORLD

In every facet of our business we’ve achieved breakthroughs into new markets in 2002. We’ve secured landmark design wins in desktop, notebook and integrated markets. We’ve made significant breakthroughs with the leading manufacturers in the digital television and set-top devices market. And we’ve captured key design wins in the handheld device markets of color mobile phones and PDAs. We’re creating excitement in every market we pursue—enhancing the visual experience and raising the performance bar.

[Picture of Woman]

Desktop Markets

The full measure of our technology achievement became very clear when every major PC OEM selected one chip to power their top-of-the-line model—the RADEON™ 9700 PRO. The growing list of announced wins for our RADEON™ 9700 PRO and RADEON™ 9000 in the desktop market includes Dell, HP, Gateway, Apple, Fujitsu and NEC. Many of ATI’s add-in-board partners were out of the gate immediately with RADEON™ 9700 PRO and RADEON™ 9000-based boards.

The System Integrator (SI) market represents a significant market opportunity for ATI, and we have been aggressively broadening our profile particularly among the add-in-board and original design manufacturers who feed this channel. In general terms, the SI proposition is a lower cost computer featuring components similar to those delivered by leading OEMs. Our rapid ascent among the OEMs is being mirrored almost simultaneously in the SI channel.

Notebook Markets

As the leading supplier of graphics for the notebook market ATI has well-established long-term relationships with each of the major notebook OEMs. ATI has long been recognized as the leader in the notebook market based on exceptional features such as our innovative power management technology and united memory architecture. With the introduction of the MOBILITY™ RADEON™ 9000, ATI is delivering unparalleled speed and performance to the notebook as well as the most compelling feature set available.

Enthusiast PC Market ATI’s RADEON™ 9700 PRO has become the gaming platform of choice. Leading game developers and manufacturers of PC gaming machines are recommending that, for the ultimate gaming experience, their customers need to get ATI.

According to Anandtech (www.anandtech.com), a leading online technology resource, “ATI has raised the performance bar again” in notebook computing and in their view the MOBILITY™ RADEON™ 9000 is “leaps and bounds beyond what is there now in the mobile market.”

Workstation Markets

ATI’s FIREGL™ X1 closed the gap between the developer and the user when it began shipping in November 2002. ATI is the first visual processing company in the world to deliver a fully programmable floating-point architecture in

DTV Market Products using ATI’s XILLEON™ chips are unlocking the features and benefits of digital television for both consumers and providers of cable, satellite, DSL and DTVs. ATI’s DTV products enable interactive and on-demand services. As an end-to-end silicon solution provider, ATI also enables operators to offer these innovative services rapidly and on a cost-effective basis.

Handheld Device Market IMAGEON™ 100 is designed to provide a rich multimedia experience and the best visual quality for a variety of feature-rich PDA devices and the new generation of mobile telephones.

OpenGL® 2.0 and Microsoft® Direct® X9 to the workstation platform. Game and application developers can create with the same core technology as the users who play. This means an uncompromised visual experience and that is, quite simply, what ATI is all about.

Integrated Graphics Markets

The market for integrated graphics chips (IGP) is predicted to top 88 million units in 2003, according to Mercury Research forecasts. Our IGP product strategy is focused squarely on this market opportunity. We bring to this market the most compelling visual experience and proprietary power management. In 2002, we launched our first integrated chipset products with product offerings in four market categories: Intel desktop and notebook as well as AMD desktop and notebook. Many of the leading OEMs immediately selected our notebook IGPs to power their new market offerings.

Digital Consumer Electronics Markets

Design wins from Scientific Atlanta and Pace Micro, two of the world’s largest manufacturers of set-top devices, have validated ATI’s achievements in digital television silicon solutions. In August, the FCC in the United States mandated a timetable by which manufacturers will be required to build digital tuners into their televisions.

In June, Toshiba selected our IMAGEON™ 100 to deliver the best visual experience in their leading PDA—the e740 PocketPC.

With our foot in these consumer markets we are moving aggressively to capture opportunities from top to bottom and expand our customer base.

Integrated Graphics Market   ATI’s integrated graphics processor solutions offer a level of graphics performance and features that have not been available in this market segment. This advantage is enabling ATI to capture a growing share of the value segment of the PC market.

©2002 Monolith Productions, Inc. All rights reserved. Fox Interactive, No One Lives Forever and their associated logos are registered trademarks or trademarks of Twentieth Century Fox Film Corporation. ©2002 Twentieth Century Fox Film Corporation. A Spy in H.A.R.M’S Way is a trademark of Monolith Production Inc. This product contains the Lithtech™ Jupiter System licensed from Lithtech, Inc. Lithtech Jupiter System ©1997–2002 Lithtech, Inc. All Rights Reserved. Lithtech and the Lithtech logo are trademarks of Lithtech, Inc.

BREAKTHROUGH PERFORMANCE

INNOVATING RAPIDLY EFFICIENTLY RELENTLESSLY

Two years ago we mapped out a blueprint that was designed to put our Company back on top of the PC graphics market. We said we would bring the fastest and highest performing visual processing chip to the world in time for the 2002 back-to-school and holiday season sales cycle. Well, we said it and we did it—through innovation, commitment and sheer tenacity, ATI is achieving stunning technology and product breakthroughs that are altering the dynamics of our sector and dramatically brightening the prospects for ATI.

[Picture of Wires]

Innovation, time to market and operational efficiency continue to be critical drivers of profitability in our business.

ATI continues to innovate at a relentless pace. Innovation at ATI means delivering the performance and features that customers crave. We strive to create the most realistic and compelling visual experience whether through our customer’s computer, TV, phone or other digital device. In 2002, ATI boldly captured the flag in the graphics industry. We did it by combining imagination, responsiveness and plain hard work. Every key benchmark and third party evaluation confirms that ATI engineers designed the highest performing graphics chip in the world. Beyond that, ATI enabled cinematic-quality images to be rendered in real-time, thus initiating the cinematic revolution. In rapid succession, ATI rolled out top performing products in every category of the PC market.

Core technology design is propelled by two engineering teams—one located in California and the other in Massachusetts. Together they form a powerful and agile one-two punch that is contributing to shorter development cycles, outstanding time-to-market performance and an increased ability to innovate and make discoveries that can move the entire industry forward.

We demonstrated, by blowing through every benchmark with our RADEON™ 9700 PRO, that our engineers continue to extract break-neck performance from the 0.15 micron process. The reliability of the process helped to ensure that we were in the marketplace with the best products in time for the holiday season. We are moving assuredly, with our foundry partners, to new processes of 0.13 micron and 90 nanometer in pursuit of new standards of performance and efficiency. We will move to a new process when we know it is mature enough to support volume shipments.

Marking ATI’s first entry into the handheld electronic device market that includes PDAs and data-enabled color mobile phones, Toshiba selected the ATI IMAGEON™ 100 to power the superior graphic performance of its flagship PDA, the e740.

ATI is ready, with the visual processing technology, to capture share of the growing market for display chips in color mobile phones. The days of monochrome cell-phone displays are rapidly dwindling and ATI is well positioned with superior technology and the right footprint to make significant inroads as this market shifts to color.

ATI’s innovation is also reshaping the integrated chipset markets. With our new RADEON™ IGP line of integrated chipsets, we are well positioned to capture a strong marketshare in the integrated chipset marketplace by providing value-added and reliable integrated solutions.

ATI continues to improve our time-to-market performance. In 2002, we delivered the industry’s first full AGP 8X feature set to the desktop market for the holiday season. And we have brought Microsoft’s Direct® X8 to the notebook market for the first time. Looking forward, ATI is rapidly developing new bus interconnects with Intel and AMD key inflection points to ensure that our customers benefit from a seamless and transparent migration to next generation processing technologies. A quicker pace of innovation is enabling ATI to target each of the transition events on the horizon and widen the technology lead.

ATI continues to improve operational performance. By narrowing our focus to our core strength in high performance visual processing chips, we are working to reduce our cost structure and increase efficiency. Since 2001, we have aggressively transitioned our business from a board to a chip model. In only two years, component sales as a percentage of total sales have increased to 53 per cent from 39 per cent in 2000. In this time, gross margins increased sharply from under 19 per cent in 2000 to more than 32 per cent in fiscal 2002. To have made this transition in such a short time frame is testament to the strong relationships ATI has developed in the distribution channels, particularly with our AIB partners.

ATI made a strong entrance into the IGP market in 2002, growing to 18% marketshare, according to Mercury Research, in the first calendar quarter that it shipped its latest IGP solutions.

MANAGEMENT’S DISCUSSION AND ANALYSIS
of Operating Results and Financial Position

The following discussion and analysis should be read in conjunction with the Company’s 2002 Consolidated Financial Statements and accompanying notes beginning on page 36 of this Annual Report. All financial amounts are expressed in U.S. dollars.

Certain statements in this annual report constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. When used in this annual report, words such as “plans,” “intends,” “anticipates,” “should,” “estimates,” “expects,” “believes,” “indicates,” “targeting,” “suggests” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on current expectations and entail various risks and uncertainties that are outlined in the “Comparison of Operating Results for the Years Ended August 31, 2002, 2001 and 2000” and “Risks and Uncertainties” sections of this Management’s Discussion and Analysis and in the Company’s filings with Canadian and U.S. securities regulatory authorities. These risks and uncertainties could cause or contribute to actual results that are materially different from those projected. ATI disclaims any obligation or intention to update or revise any forwardlooking statement, whether as a result of new information, future events or otherwise.

Please note that all references to 2002, 2001 and 2000 refer to ATI’s fiscal years ended August 31, unless otherwise noted.

COMPANY DESCRIPTION

ATI Technologies Inc. (referred to as “ATI” or “the Company”) is a world leader in the design and manufacture of innovative 3D graphics and digital media silicon solutions. An industry pioneer since 1985, ATI is one the world’s foremost graphics processor unit (“GPU”) providers and is dedicated to the delivery of leading-edge performance solutions for the full range of PC and Mac desktop and notebook platforms, workstation, set-top box and digital television, game console and handheld markets. With 2002 revenues in excess of $1 billion, ATI has more than 1,900 employees in the Americas, Europe and Asia. ATI’s common shares trade on NASDAQ (ATYT) and the Toronto Stock Exchange (ATY).

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

General

Management’s Discussion and Analysis of Operating Results and Financial Position is made with reference to the Company’s Consolidated Financial Statements and notes which have been prepared in accordance with generally accepted accounting principles (“GAAP”). The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities. Management makes significant estimates in determining the allowance for doubtful accounts, provision for inventory obsolescence, useful lives of intangible assets, valuation of long-term investments, realization of future tax assets and estimates for sales returns. These estimates are based on management’s historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates.

Management believes the following critical accounting policies affect its more significant estimates and assumptions used in preparation of its Consolidated Financial Statements.

Revenue Recognition

The Company recognizes revenue when evidence of an arrangement exists, goods are shipped to customers, selling price is fixed and determinable and collectability is reasonably assured. The Company records reductions to revenue for estimated sales returns and allowances, price protection and sales rebates. In addition, at the time revenue is recognized the Company provides for the estimated cost of product warranties and reduces revenue for estimated product returns. Future market conditions and changing product lifecycles in the marketplace may require management to increase customer incentive offerings, which could necessitate a further reduction of revenue.

Inventory

The Company’s raw materials are recorded at the lower of cost and replacement cost. Finished goods and work in process are stated at the lower of cost and net realizable value. The Company will write down its inventory for estimated obsolescence and excess inventories based upon assumptions about future demand and market conditions. The business environment in which the Company operates is subject to rapid change in technology and customer demand. If actual market conditions are less favourable than those projected by management, additional inventory writedowns may be required.

Income Taxes

The Company records a valuation allowance to reduce its future tax assets to the amount that is more likely than not to be realized. In arriving at this estimate, management considers future taxable income in the various jurisdictions in which it operates, as well as ongoing tax planning strategies, in determining the need for this valuation allowance. In the event the Company were to determine that it would be able to realize its future tax assets in the future in excess of its net recorded amount, an adjustment to the future tax assets would increase income in the period that such determination was made. In addition, should the Company determine it would not be able to realize all or part of its future tax assets in the future, an adjustment to the future tax assets would be charged to income in the period such determination was made.

RECENT ACCOUNTING DEVELOPMENTS

Earnings per Share:

Effective September 1, 2001, ATI adopted the new accounting standard for earnings per share as required by the revised Canadian Institute of Chartered Accountants’ (“CICA”) Handbook Section 3500, “Earnings Per Share.” Under this new standard, the Company presents basic and diluted earnings per share figures for income before discontinued operations and extraordinary items and for net income with equal prominence on the face of the income statement. In addition, the standard required a change in method for computing diluted earnings per share (“EPS”). This method is called the “Treasury Stock Method.”

Business Combinations and Goodwill:

In September 2001, the CICA issued Handbook Section 1581, “Business Combinations” and Section 3062, “Goodwill and Other Intangible Assets.” The new standards mandate the purchase method of accounting for business combinations and require that goodwill no longer be amortized but instead be tested for impairment at least annually. The standards also specify criteria that intangible assets must meet to be recognized and reported apart from goodwill. The standards require that the value of the shares issued in a business combination be measured using the average share price for a reasonable period before and after the date the terms of the acquisition are agreed to and announced. Previously, the consummation date was used to value the shares issued in a business combination. The new standards are substantially consistent with U.S. GAAP.

Effective July 1, 2001, goodwill acquired in business combinations completed after June 30, 2001 was not amortized. In addition, the criteria for recognition of intangible assets apart from goodwill and the valuation of the shares issued in a business combination has been applied to business combinations completed after June 30, 2001.

Upon full adoption of the standards beginning September 1, 2002, the Company will discontinue amortization of all existing goodwill, evaluate existing intangible assets and make any necessary reclassifications in order to conform to the new criteria for recognition of intangible assets apart from goodwill and test for impairment in accordance with the new standards.

In connection with Section 3062’s transitional goodwill impairment evaluation, the Company is required to assess whether goodwill is impaired as of September 1, 2002. The Company has up to six months to determine the fair value of its reporting units and compare that to the carrying amounts of the reporting units. To the extent a reporting unit’s carrying amount exceeds its fair value, the Company must perform a second step to measure the amount of impairment in a manner similar to a purchase price allocation. This second step is to be completed no later than August 31, 2003. The change to assessing fair value by reporting unit could result in an impairment charge. Any transitional impairment will be recognized as an effect of a change in accounting principle and will be charged to retained earnings as of September 1, 2002.

As of August 31, 2002, the Company had unamortized goodwill of $187.8 million and unamortized intangible assets of $21.9 million, all of which are subject to the transitional provisions of Sections 1581 and 3062. Amortization expense related to goodwill was $83.5 million for 2002. Because of the extensive effort required to comply with the remaining provisions of Sections 1581 and 3062, the Company has not yet determined the impact the adoption of Section 1581 and Section 3062 will have on its financial statements beyond discontinuing goodwill amortization.

Stock-based Compensation and Other Stock-based Payments:

In December 2001, the CICA issued Handbook Section 3870, which establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services provided by employees and non-employees. The standard requires that a fair value based method of accounting be applied to all stock-based payments to non-employees and to employee awards that are direct awards of stock that call for settlement in cash or other assets or are stock appreciation rights that call for settlement by the issuance of equity instruments. However, the new standard permits the Company to continue its existing policy of recording no compensation cost on the grant of stock options to employees. Consideration paid by the employees on the exercise of stock options is recorded as share capital. The standard is effective for the Company’s fiscal year beginning September 1, 2002 for awards granted on or after that date.

Foreign Currency Translation and Hedging Relationships:

CICA Handbook Section 1650 has been amended to eliminate the deferral and amortization of foreign currency translation gains and losses on long-lived monetary items, effective January 1, 2002, with retroactive restatement of prior periods. The Company is not impacted by this change. The CICA issued Accounting Guideline No. 13 (“AcG-13”), which establishes criteria for hedge accounting effective for the Company’s 2004 fiscal year.

OVERVIEW

ATI’s main product lines, component and board-level graphics accelerators, increase the speed at which graphics can be displayed on PC monitors and improve image resolution and color definition.

Graphics accelerators lessen the burden placed on the computer’s microprocessor or central processing unit (“CPU”) by concurrently performing tasks that are best suited for a dedicated graphics accelerator while allowing the CPU to perform more general purpose computing functions.

ATI’s strength is built upon its product and technology leadership in visual processing technologies, customer focus, top-to-bottom solutions and ability to identify and capitalize on key industry trends or inflection points where new technologies and markets converge. In the past, these inflection points have included migration from 2D to 3D graphics, the adoption of the accelerated graphics port (“AGP”) bus interface, the incorporation of digital versatile disc (“DVD”) functionality into the graphics accelerator, the market’s acceptance of digital flat panel (“DFP”) monitors, and the more recent development of new highly complex functional graphics processing engines.

One significant industry trend is the increasing use of integrated graphics chipsets that combine core logic functions, such as the memory and peripheral controllers, with the graphics processor. Today, it is estimated that integrated graphics chipsets are used in approximately half of the desktop systems sold worldwide. While overall PC market growth has decelerated, one area of the PC market that has grown over the past three years is the “value PC” or the sub-$1,000 PC. For the most part, these value PCs use integrated graphics chipsets. In response to this trend, the Company developed and introduced a full line of integrated graphics products in March 2002 and is continuing to focus on the development of integrated chipset solutions. Although revenue from integrated chipsets did not represent a material contribution to revenues in fiscal 2002, the Company is targeting to achieve about 10 per cent of its revenues in fiscal 2003 from sales of integrated chipset products.

The Company’s business strategy has evolved over the past three years in response to significant changes in the PC industry. This evolution includes the adoption of a new business model to more effectively address the important system builder, or “whitebox” PC market, which represents approximately half of the PCs sold today. Original Equipment Manufacturers (“OEMs”) like Dell, Hewlett-Packard and IBM represent the other 50 per cent of the market. At the end of 2001, the Company began moving away from supplying graphics boards into the system builder market. ATI now supplies chips to add-in-board manufacturers (“AIBs”) and original design manufacturers (“ODMs”) in addition to its traditional OEM customers. Those AIBs and ODMs, in turn, build board-level products using the Company’s graphics chips and sell these boards to system builders. The Company believes that this strategy will increase the penetration of its technology in the system builder market. This new strategy has the effect of constraining revenues (the average selling price of a chip is about 40 per cent of the average selling price of a graphics board) while increasing gross margin as a percentage of revenues and reducing administrative expense.

ATI is now endeavoring to leverage its core graphics technology into related markets that should enable the Company to broaden its opportunities beyond the PC market. These opportunities derive from the larger market for consumer electronic devices that include game consoles, set-top boxes, digital TVs and handheld devices. These consumer devices are expected to increasingly utilize rich visual displays over the next few years, presenting additional growth opportunities for the Company. ATI obtained significant net income contribution in 2002 from its entry into the game console market through its technology licensing arrangement with Nintendo. The Company also announced design wins in both the set-top box and handheld device market.

2002 Developments

In the first quarter of 2002, ATI started to receive royalty revenues from its licensing arrangement with Nintendo for ATI’s Flipper chip that is used in Nintendo’s new game console, GAMECUBE™.

Also in the first quarter, ATI introduced the XILLEON™ 220, a highly integrated system-on-chip. The XILLEON™ 220 integrates into a single chip all processor, graphics, video, audio, and I/O (input and output) capabilities needed in a set-top box or digital TV.

In January 2002, the Company introduced IMAGEON™ 100, a media co-processor for handheld electronic devices such as personal digital assistants (“PDAs”) and data-enabled mobile phones, whose capabilities include enhanced 2D graphics and hardware MPEG-4 decoding design that offers high performance, crisp images, and low power consumption.

In the third quarter of 2002, ATI launched its full line of integrated graphics core logic products. The new RADEON™ IGP family of products includes integrated graphics processors for the desktop and mobile PC markets, and support for both Intel Pentium 4 and AMD Athlon™ platforms.

In June 2002, ATI acquired NxtWave Communications Inc. (“NxtWave”) for $20.2 million in cash. NxtWave’s business included the delivery of broadband communications silicon using proprietary digital processing technology. This acquisition broadens ATI’s set-top box product portfolio by bringing NxtWave’s leading demodulation technology together with ATI’s XILLEON™ solution, positioning ATI as a one-stop solution for digital television and set-top boxes.

In the fourth quarter of 2002, ATI introduced the RADEON™ 9700, RADEON™ 9000, FIREGL™ X1 and the MOBILITY™ RADEON™ 9000, all of which are industry leading products which have garnered a significant number of design wins from OEMs.

Comparison of Operating Results for the Years Ended August 31, 2002, 2001 and 2000

The Company’s reported operating results have been and will continue to be subject to quarterly and other fluctuations as a result of several factors including, among other things, changing market and economic conditions, technological change in the PC graphics industry, the ability of the Company to successfully introduce new products, changes in pricing policies by competitors and/or suppliers, the research and development costs associated with the development of new products, the availability and cost of the Company’s products and materials from suppliers, the addition or loss of significant customers, seasonal customer demand, new product introductions by the Company or its competitors, and changes in the sales mix both of products sold and in the geographic regions where the products are sold.

The Company’s reported operating results may vary from prior periods or may be adversely impacted in periods when it is undergoing a product line transition during which sales of new products must be ramped up to replace sales of the Company’s older products. These older products often come under significant pricing and margin pressure as a result of competitors’ actions in the marketplace.

Should the Company’s new products, including its integrated chipset products, and products for the consumer electronic device market, not offer the features and performance required by its customers or fail to achieve meaningful marketshare, the Company’s operating results will be negatively impacted. In addition, the Company’s ability to develop new products is dependent upon the Company obtaining licenses to emerging industry technology or other intellectual property rights, which may not be readily available or available on commercially reasonable terms.

As a result of any combination of the issues discussed above, the Company’s operating results and common share price may be subject to a significant level of volatility, particularly on a quarterly basis.

OPERATING RESULTS

The following table compares operating results for the Company’s three most recent fiscal years. Each line item is expressed as a percentage of revenues.

*Adjusted net income excludes the after-tax effect of gain (loss) on investments (net), amortization of intangible assets related to the Company’s acquisitions, and the future tax recovery pertaining to intangible assets acquired. The adjusted figures for 2000 also exclude special inventory writedowns and special selling and marketing charges totaling $88.3 million. Each of these items has been excluded from adjusted net income as they are not considered to be part of the Company’s normalized ongoing operations. While the Company recognizes that adjusted net income does not have any standardized meaning described by GAAP, and that its adjusted net income calculation cannot be used as a comparison to other companies’ financial performance, ATI believes that its adjusted net income more appropriately reflects the Company’s operating performance.

REVENUES

Revenues totaled $1.02 billion, $1.04 billion and $1.28 billion in 2002, 2001 and 2000, respectively.

Revenues declined 1.6 per cent in 2002 versus 2001 primarily as a result of the ongoing transition in ATI’s business from board sales to component sales. The transition from board to component sales had the impact of constraining revenues while increasing gross margins as a percentage of revenues and reducing administrative expenses. While revenues declined due to this transition, unit sales increased by over 25 per cent due to increased marketshare in certain segments of the desktop and notebook markets.

The Company started to recognize royalty revenues in 2002 from its technology licensing arrangement with Nintendo. Although the royalty revenue was less than 5 per cent of the Company’s total revenues for the year, it directly impacts net income as there are no significant operating expenses associated with the revenue.

Revenues in 2001 decreased by 19.1 per cent from 2000, a result of a worldwide slowdown in PC sales; the increasing use of integrated chipsets, which ATI did not offer; and as a result of increased competition; and ATI’s loss of marketshare in the desktop PC market.

In 2002, 53.2 per cent of revenues related to components (versus 46.4 per cent in 2001 and 39.0 per cent in 2000) and 44.0 per cent related to boards (versus 52.8 per cent in 2001 and 60.6 per cent in 2000) and 2.8 per cent of revenues related to licensing income, including Nintendo. The increase in percentage of component revenues in 2002 was a result of the Company’s transition to a chip model. In 2001, the increase in percentage of component revenues compared to 2000 was a result of a decline in board sales due to increased competition and the trend towards integrated chipsets in desktop PCs, increased revenues in mobile, as well as the adoption of the chip model late in 2001.

The revenue mix by major geographic territory continued to shift toward Asia-Pacific in 2002, as many OEMs increased manufacturing operations in that region, and due to ATI’s adoption of the chip model. Asia-Pacific revenues comprised 55.1 per cent of revenues in 2002 compared to 42.5 per cent in 2001 and 33.6 per cent in 2000.

European revenues fell to 14.6 per cent in 2002 from 23.9 per cent in 2001 and 30.9 per cent in 2000. The decline in European sales in 2002, compared to the previous year, was a result of the Company’s strategy of selling chip technology to ODMs and AIBs to serve the system builder channel rather than selling direct. ATI’s European revenues traditionally have been driven by the system builder channel.

In 2001, the decline in European revenues was largely a result of increased competition and aggressive pricing, as well as a general softness in the European economy resulting in a decrease in PC demand. The decline in European revenues in 2001 compared to the previous year was also a result of the Company adopting its new chip model as noted above, as well as a loss of desktop marketshare.

Canadian and U.S. revenues declined as a portion of total revenues to 30.3 per cent in 2002 from 33.6 per cent in 2001 and 35.5 per cent in 2000. The continuing shift to Asian manufacturing contributed to this proportionate decline in North American revenues.

In 2002, one customer accounted for 21 per cent of total revenues compared to 20 per cent in 2001 and 13 per cent in 2000. The Company’s top 10 customers accounted for approximately 68, 66, and 62 per cent of revenues in 2002, 2001 and 2000, respectively.

COST OF GOODS SOLD

Cost of goods sold was $686.2 million, $797.1 million and $1.05 billion in 2002, 2001 and 2000, respectively. Cost of goods sold as a percentage of revenues decreased to 67.2 per cent compared to 76.8 per cent in 2001 and 81.5 per cent in 2000. The Company is targeting to maintain its cost of goods sold as a percentage of revenues in the 65–68 per cent range.

The decrease in cost of goods sold as a per cent of revenues in 2002 compared to the prior year was due to a higher percentage of component sales primarily resulting from the Company’s transition to a chip model, Nintendo royalty income, a full year of relatively high margin workstation revenues, lower cost memory than in 2001, and better margins on competitive board products in 2002. The decrease was slightly offset by lower margins in the fourth quarter of 2002 as a result of weakness in the notebook market and a negative mobile product mix.

The proportionate decline in 2001 compared to 2000 was due in part to the changing product mix. The Company also benefited from an abundant supply of lower cost memory in the second half of its fiscal 2001 year. In addition, in 2000, cost of goods sold included a special charge of $64.0 million for excess inventory and lower of cost versus market adjustments, increasing cost of goods sold by 4.7 per cent to 81.5 per cent of sales. This increase was directly attributable to increased competition, compounded by component shortages and the movement of the RAGE 128 PRO™ product family down to the mainstream market segment.

EXPENSES

Selling and Marketing    Selling and marketing expenses include salaries, commissions and bonuses earned by sales and marketing personnel, direct sales costs, promotional and advertising costs, and travel and entertainment expenses.

Selling and marketing expenses totaled $78.1 million, $75.5 million, and $86.5 million in 2002, 2001 and 2000, respectively.

Selling and marketing expenses increased in 2002 compared to 2001 as a result of marketing activities to promote ATI’s brand, including various marketing and advertising programs, and increased expense for new product launches. In fiscal 2001, expenses declined compared to fiscal 2000 due to an increased focus on implementing more cost-effective sales and marketing programs as well as a decrease in variable expenses, such as channel-related variable selling expense, which are largely a function of sales levels.

As a percentage of revenues, selling and marketing expenses have increased to 7.6 per cent in 2002 compared to 7.3 per cent in 2001 and 6.7 per cent in 2000. The increase for 2002 compared to 2001 is largely a result of marketing and advertising programs to promote ATI’s brand, increased costs associated with new product launches, and customer samples. In 2001, the increase in selling and marketing expenses as a percentage of revenues, compared to 2000, is due largely to the decline in revenues in the period.

Research and Development    R&D expenses include engineering salaries, costs of development tools and software, component and board prototype costs, consulting fees, licensed technology fees and patent filing fees.

R&D expenses totaled $164.6 million, $149.5 million and $130.6 million in 2002, 2001 and 2000 respectively. The $15.1 million increase in R&D expenses in 2002 is attributable to the development and support of new products for the integrated chipset and consumer markets; the reflection of a full year of costs from the acquisition of the FGL Graphics division of SONICblue Ltd. (“FGL Graphics”) in March 2001; the staffing of ATI’s leap-frog 3D design teams in Marlborough, MA and Santa Clara, CA; a $1.5 million expense associated with the acquisition of NxtWave in June 2002; as well as higher product development costs, including increased prototyping costs.

R&D expenses increased in 2001 by $18.9 million, compared to 2000, as a result of a more aggressive technology and product development strategy that increased the breadth of the Company’s product offering, as well as continued investment in the development of new product offerings. In addition, in 2001, ATI acquired new technology and R&D staff through the purchase of FGL Graphics. The increase was also partially attributable to increased component and board prototyping costs resulting from the Company’s increasingly complex and sophisticated product offerings.

As a percentage of revenues, R&D expenses have increased to 16.1 per cent in 2002 from 14.4 per cent in 2001 and 10.2 per cent in 2000. R&D expense increased as a percentage of revenues in 2002 compared to 2001 as a result of investment in new markets, including integrated chipset and consumer products.

Administrative    Administrative expenses consist of salaries and expenses of the corporate infrastructure groups, including the operations, human resources, finance, legal and information technology departments.

Administrative expenses totaled $35.7 million, $37.3 million and $31.9 million in 2002, 2001 and 2000, respectively. As a percentage of revenues, administrative expenses were 3.5 per cent in 2002, 3.6 per cent in 2001 and 2.5 per cent in 2000.

The decrease in administrative expenses in 2002 compared to the prior year was primarily a result of a decrease in headcount in board operations and other areas of the Company due to the Company’s transition to a chip model. In fiscal 2001, administrative expenses increased compared to 2000 as a result of increased salary and benefits costs related to the increased strength and breadth of the senior management team as well as expenses related to reductions in the Company’s workforce.

Amortization of Intangible Assets Amortization expense totaled $97.5 million, $114.5 million and $56.7 million for 2002, 2001 and 2000, respectively. Amortization of intangible assets decreased by $17.0 million to $97.5 million in 2002 compared to the prior year. The decline from 2001 is the result of the completion in April 2001, of the amortization of the purchased in-process R&D associated with the acquisition of ArtX, Inc. (“ArtX”). This decline was slightly offset by the writedown of core technology and goodwill associated with the acquisitions of ArtX and Chromatic Research Inc. (“Chromatic”) which aggregated $15.4 million during the year.

Amortization of intangible assets increased substantially in 2001 compared to 2000 reflecting ATI’s purchase of ArtX in April 2000 and, to a lesser extent, the accelerated amortization in 2001 of the intangibles related to the acquisition of Chromatic which was completed in 1999. In 2001, amortization of intangible assets was $114.5 million compared to $56.7 million in 2000.

In 2002, ATI’s acquisition of NxtWave, an investment of $20.2 million, was allocated using purchase accounting, of which $5.3 was charged to purchased in-process R&D, $9.2 million to core technology, and $4.7 million to goodwill. Purchased in-process R&D is being amortized over one year and core technology is being amortized over two to five years.

In 2001, the Company’s acquisition of FGL Graphics for an initial investment of $9.2 million was allocated using purchase accounting, of which $5.4 million was charged to core technology, which is being amortized over two years. Under the terms of the agreement, SONICblue Ltd. was eligible to receive additional consideration contingent upon FGL Graphics achieving specified performance targets prior to December 31, 2001. These targets were met and in fiscal 2002 the Company recorded additional consideration of $2.1 million. This amount was allocated to core technology. Due to the timing of the acquisition as well as the small purchase price relative to acquisitions made by the Company in the previous two years, the acquisition of FGL Graphics was not material to amortization expense. (See notes 5 and 6 to the Consolidated Financial Statements.)

ArtX which was acquired by ATI in April 2000 for a total investment of $453.0 million was allocated using purchase accounting to net assets of $5.6 million, purchased in-process R&D of $51.0 million, workforce of $4.4 million, core technology of $14.5 million and goodwill of $377.5 million.

Purchased in-process R&D associated with the ArtX acquisition was charged on a straight-line basis to operations over a one-year period. Workforce represents the replacement value of the assembled workforce at the time of acquisition. Core technology represents the value of proprietary “know-how” as of the acquisition date and goodwill represents the excess of the purchase consideration over the fair value of the net identifiable assets acquired. Workforce, acquired core technology and goodwill are being amortized on a straight-line basis over a period of five years. Amortization of intangible assets of $87.5 million related to the acquisition of ArtX is reflected in the Company’s operating results for 2002, versus $108.1 million in 2001 and $53.2 million in 2000. (See notes 5 and 6 to the Consolidated Financial Statements.)

During fiscal 2002, the Company conducted a comprehensive review of the carrying values of the core technology and goodwill arising from the acquisitions of Chromatic and ArtX and concluded that there was a permanent impairment in these values. As a result, during the year, the Company wrote off the remaining balances of core technology and goodwill arising from the acquisition of Chromatic totaling $4.8 million, and at year-end wrote off $4.2 million of core technology and $6.4 million in goodwill related to the ArtX acquisition.

During 2001, the balance of the intangible assets related to Chromatic’s workforce ($4.5 million) was written off due to a higher than anticipated turnover rate of Chromatic employees. (See note 6 to the Consolidated Financial Statements.)

Interest and Other Income

Interest and other income includes interest earned on the Company’s cash and cash equivalents and short-term investments, gain (loss) on investments and foreign exchange gains and losses. Cash and cash equivalents include highly liquid instruments with an original maturity of less than 90 days. Short-term investments include highly liquid instruments with an original maturity of 90 days or more and publicly traded common stock which is held for sale and which is carried at the lower of cost and market.

During fiscal 2002, the Company disposed of a portion of a long-term investment realizing a loss of $0.3 million. The Company then wrote down the remaining balance of this investment by $0.5 million to reflect the other than temporary decline in its value. The balance was then reclassified as a short-term investment as the Company intends to sell the remaining portion of this investment.

In 2002, the Company also received an additional 107,387 shares of Broadcom Corporation (“Broadcom”), valued at $2.1 million, as a result of the release of escrowed shares pursuant to the terms of the agreement to purchase the Company’s share investment in SiByte Inc., by Broadcom in the preceding fiscal year. The Company wrote down its total investment in Broadcom by $4.7 million to reflect the other than temporary decline in its value.

In 2001, ATI realized a gain of $54.9 million on the sale of its shares in Broadcom, as well as an $8.5 million gain on investments resulting from additional shares earned from Broadcom. This was offset by a $2.1 million loss on other investments, which was a result of the writedown of the value of certain long-term investments to reflect the other than temporary decline in their value. In 2000, a $10.7 million gain was realized on the sale of long-term investments.

Interest Expense

In 2002, interest expense totaled $0.7 million and was primarily related to the Company’s capital lease obligation for the new building facility located in Markham, Ontario, a joint venture in which it has 50 per cent ownership. Interest expense also includes the Company’s proportionate share of the interest expense related to the interim construction financing of the joint venture. In 2001, interest expense of $1.2 million was primarily a result of the Company’s drawing on its credit facility in the first quarter. There was minimal interest expense in 2000.

Income Taxes

Income tax expense totaled $7.2 million in fiscal 2002 compared to an income tax recovery of $18.9 million in 2001 and an income tax expense of $16.3 million in 2000. The income tax expense in 2002 includes a $10.9 million expense related to the Company’s operating income, a $3.5 million recovery of the future tax liability associated with intangible assets (other than goodwill) from the acquisitions of ArtX and Chromatic, and a $0.2 million income tax recovery related to the sale of investments.

ATI’s operating tax rate, which excludes the impact of the amortization of intangible assets related to the acquisitions of ArtX and Chromatic, and the effect of the gain (loss) on investments and other special charges, was 18.0 per cent in 2002, 18.0 per cent in 2001 and 20.1 per cent in 2000. The tax rate of the Company is affected by the amount of net income earned in its various operating jurisdictions. (See note 11 to the Consolidated Financial Statements.)

Net Income and Net Income per Share

The loss in 2002 was $47.5 million compared to a loss of $54.2 million in 2001 and a loss of $69.3 million in 2000. The loss per share decreased to $0.20 in 2002 versus a loss of $0.23 in 2001 and $0.32 in 2000.

The decrease in loss in 2002 compared to the prior year is largely due to improved gross margins. The decrease in loss for the year 2001 compared to 2000 is due to a significant increase in investment income resulting from the gain on the Company’s investment in Broadcom and an income tax recovery resulting from a change in accounting policy. In 2001, ATI incurred a net operating loss of $136.1 million compared to a net loss of $68.2 million in 2000. This was generally due to an increase in operating and amortization expense as a result of the acquisition of ArtX, Inc. In 2001, investment income increased by $50.6 million largely due to a $63.4 million gain related to ATI’s investment in Broadcom. The change in the method of accounting for income taxes resulted in a recovery of $18.9 million in 2001 compared to tax expense of $16.3 million in 2000.

Adjusted Net Income and Adjusted Net Income per Share

Adjusted net income in 2002 was $49.7 million compared to an adjusted net loss of $16.3 million in 2001 and adjusted net income of $64.6 million in 2000. Adjusted net income per share increased to $0.20 in 2002 versus a net loss of $0.07 in 2001 and net income of $0.29 per share in 2000.

The increase in adjusted net income for the year in 2002 compared to the prior year is largely due to improved gross margin, offset by higher overall operating expenses. Both the decrease in adjusted net income and adjusted net income per share in 2001 compared to 2000 are primarily due to the decline in revenues, but also a result of lower than normal gross margins due to higher cost memory in inventory during the first half of the fiscal year.

LIQUIDITY AND CAPITAL RESOURCES

Cash Position

Cash position (cash and cash equivalents and short-term investments) increased to $236.9 million at August 31, 2002, from $216.5 million a year earlier and $79.2 million at August 31, 2000. The increase is attributable to cash generated from operations and, in 2001, a one-time gain on the sale of the Company’s investment in Broadcom Corporation.

The Company has access to $101.0 million under its credit facilities at August 31, 2002 compared to $98.0 million at August 31, 2001 and $86.0 million at August 31, 2000. ATI believes the $337.9 million in cash position and available borrowings at August 31, 2002 together with expected cash flow from operations in 2003 will provide it with sufficient funds to meet its operating and capital expenditure requirements for the upcoming year.

ATI generated operating cash flow of $56.9 million in 2002 compared to $101.9 million in 2001. In 2000 the Company consumed cash in operations of $17.9 million. The decrease in 2002 compared to 2001 is a result of the one time gain on investments from the Company’s sale of its shares in Broadcom Corporation in 2001 and an increase in inventory in 2002.

The Company increased its accounts receivable by $29.4 million in 2002 compared to the prior year-end. Inventories increased by $76.4 million at the end of 2002 compared to August 31, 2001 as a result of lower than expected sales in the last two quarters of the year and increased purchases to support new product introductions. In 2001, the Company decreased its accounts receivable by $45.5 million and reduced its inventories by $143.7 million compared to the prior year-end. In 2000, inventories increased by $48.3 million as the Company built up inventory of the new RADEONTM product family in expectation of continued growth in PC sales.

Capital expenditures in 2002 were $30.1 million, compared to $31.1 million in fiscal 2001, and $25.7 million in 2000. Expenditures in 2002 included construction of a new building, engineering equipment and leasehold improvements. Capital expenditures in 2003 are expected to be in the same range as prior years.

In 2002, the Company acquired NxtWave for $20.2 million. In 2001, the Company acquired equity interests in other companies totaling $1.5 million net. In addition, the Company invested $11.3 million toward the acquisition of FGL Graphics.

Cash generated from common shares issued from the exercise of stock options was $12.5 million in 2002, compared to $4.7 million in 2001, and $12.7 million in 2000.

As at August 31, 2002, the Company is committed to the following minimum payments related to office premises, license and royalty agreements and building under capital lease payments:

Accounts Receivable

Accounts receivable increased by 21.8 per cent to $164.3 million at August 31, 2002 compared to the prior year-end, due to slightly longer payment terms in the industry as well as a greater than usual amount of product sold in the last few weeks of the year as the RADEON™ 9700 PRO and RADEON™ 9000 products began to ship.

Accounts receivable declined 25.2 per cent to $134.9 million at August 31, 2001 compared to the end of 2000, largely as a result of the successful implementation of a more vigorous collections policy, but also due to lower revenues.

At August 31, 2002, 93.4 per cent of accounts receivable were less than 60 days outstanding, compared with 95.8 per cent at August 31, 2001 and 96.8 per cent a year earlier. The Export Development Corporation guaranteed approximately 97.0 per cent of total accounts receivable at August 31, 2002, 91.0 per cent at August 31, 2001 and 86.9 per cent a year earlier. Days sales in accounts receivable increased to 50 days in 2002 compared to 38 days in 2001. In 2000, days sales in accounts receivable were 45. At August 31, 2002, one customer accounted for 13 per cent and another customer for 11 per cent of the accounts receivable balance.

Inventories

Inventories on hand increased significantly in the last two quarters of fiscal 2002 as the Company ramped up production of new products and had somewhat lower than expected revenues of current products. At August 31, 2002, inventories totaled $175.3 million compared to $99.0 million at the end of 2001. Inventory levels were $140.2 million lower at August 31, 2001 compared to 2000. While lower revenues were a factor in this reduction, in 2001 ATI successfully implemented a demand management program to reduce inventories of raw materials, work in progress and finished goods.

Capital Assets

Capital asset additions totaled $30.1 million in 2002, $31.1 million in 2001 and $25.7 million in 2000.

In 2002 capital asset additions included additions to building-in-progress that were subsequently transferred into a building under capital lease.

In 2001, this total included building-in-progress additions of $11.5 million, representing ATI’s 50 per cent share of the cost incurred to construct the new building adjacent to its head office in Markham, Ontario. Laboratory, computer equipment and software purchases accounted for another $15.5 million in 2001.

Approximately $18.2 million of the 2000 additions related to computer equipment and software tools.

In February 1999, the Company entered into a joint venture agreement to construct the new building in Markham. The facility was completed in April 2002. The cost of this facility amounted to $33.3 million in which the Company has a 50 per cent interest.

Long-Term Investments

From time to time, the Company makes minor equity investments in other companies, generally in conjunction with a technology relationship. In 2002, ATI did not make any investments of this nature.

During fiscal 2002, the Company disposed of a portion of a certain long-term investment realizing a loss of $0.3 million. The Company then wrote down the remaining balance of this investment by $0.5 million to reflect the other than temporary decline in its value. The balance was then reclassified as a short-term investment, as the Company intends to sell the remaining portion of this investment.

In 2002, the Company also received an additional 107,387 shares of Broadcom Corporation, valued at $2.1 million, as a result of the release of escrowed shares pursuant to the terms of the agreement to purchase the Company’s share investment in SiByte Inc. by Broadcom in the preceding fiscal year. The Company then wrote down its total investment in Broadcom by $4.7 million to reflect the other than temporary decline in its value.

In 2001, ATI invested $2.5 million. During the same period, the Company wrote down the value of its acquired equity interests in other companies by a total of $2.1 million to reflect an other than temporary decline in value of those investments. This compares with $4.4 million invested in 2000.

In 2001, the Company sold some of its equity investments, which resulted in gains of approximately $54.9 million from proceeds of $65.1 million. In 2000, gains were $10.7 million from proceeds of $15.3 million. (See note 7 to the Consolidated Financial Statements.)

Accounts Payable

Accounts payable increased to $172.1 million in 2002 from $79.7 million in the prior year as a result of the timing of payments to suppliers and increased inventory purchases for the new product lines.

Subsequent Event

On September 5, 2002, the joint venture in which the Company has a 50 per cent ownership interest entered into a mortgage agreement with a lender to finance the new building facility in Markham, Ontario. The Company’s proportionate share of the mortgage amounted to $10.8 million (Cdn. $16.9 million), and the mortgage has a repayment term of 12 years bearing interest at a rate of 6.96 per cent per annum. The underlying mortgage is denominated in Canadian dollars. Funding under the mortgage was received in October 2002.

OUTLOOK FOR 2003

The Company expects that its financial performance will improve in 2003 on the basis of an anticipated strengthening in the PC market in general, as well as a stronger and broader product offering from the Company. Over the 2003 fiscal year, the use of integrated graphics chipsets by PC OEM’s is expected to continue to increase. ATI’s success in penetrating this market and achieving significant sales for its new integrated product, RADEON™ IGP, will also be a significant factor in generating better financial performance in 2003. The consumer electronic market represents a growth opportunity for ATI and in 2003 revenues from this market segment are also expected to contribute to revenue growth. On an overall basis, ATI is endeavoring to achieve gross margins in the range of 32 to 35 per cent over the 2003 fiscal year. Despite the continued transition from board to component sales, increasingly competitive markets will be a crucial factor in the Company’s ability to maintain these margins levels. Accordingly, while the Company is optimistic about the prospects for improved financial performance, those factors referred to above will present challenges for the Company over the course of fiscal 2003.

RISK AND UNCERTAINTIES

ATI’s operating results can fluctuate and are often difficult to predict due to changing market conditions, seasonal and variable demand for its products and the effects of rapid and frequent technological changes. As a result, the Company’s revenues can fluctuate from quarter to quarter, and within a quarter, revenues may vary from month to month. In addition, ATI’s operating expenses are largely independent of revenue in any particular period. Therefore, it is difficult to accurately predict revenues and profits or losses. Factors that have affected ATI’s operating results in the past and could affect them in the future include, among other things:

  Levels of growth or decline in the PC industry;
  Demand and acceptance of the Company’s products, including integrated graphics components and consumer electronics;
  Timely development and production of next-generation products, including products for the consumer device market;
  Introduction of new products by ATI’s competitors;
  Availability of licenses for emerging industry technology or other intellectual property rights necessary for the development of new products by ATI;
  Changes to overall Company average selling price resulting from competitive pressures and low-cost PCs;
  Delays or early introduction of new microprocessors or their related chipsets;
  Changes to the Company’s overall product mix;
  Increasing product line complexity and the related management of inventory;
  Unexpected variances in ATI’s cost of materials, especially silicon wafer, memory and printed circuit boards;
  Changes to the expected yield of the Company’s component products;
  Excess or shortage of manufacturing capacity;
  Volume of orders received that can be filled in the quarter;
  Seasonal and variable demand associated with the PC industry;
  Supply constraints for other components incorporated into ATI’s products; and
  Inability to quickly adjust spending sufficiently to compensate for any unexpected sales shortfall.

For a more complete discussion of general risks and uncertainties which apply to ATI’s business and its financial results, please see the Company’s Annual Information Form and other filings with Canadian and U.S. securities regulatory authorities.

For a description of certain legal proceedings affecting the Company, please see note 19 to the Consolidated Financial Statements.

QUARTERLY INFORMATION
(Unaudited) (In thousands of U.S. dollars, except per share amounts)

November 30		February 28		May 31		August 31	
	2001	2000	2002	2001	2002	2001	2002	2001
REVENUES	$ 250,038	$ 342,187	$ 265,979	$ 221,026	$ 266,225	$ 245,464	$ 239,480	$ 229,132
Cost of goods sold	169,960	258,999	175,965	190,561	172,996	186,298	167,289	161,238
Gross margin	80,078	83,188	90,014	30,465	93,229	59,166	72,191	67,894
EXPENSES								
Selling and marketing	20,289	21,908	19,728	17,947	19,427	18,164	18,625	17,522
Research and development	40,070	37,277	41,754	35,187	39,935	37,372	42,850	39,629
Administrative	8,781	8,643	8,357	9,277	9,852	9,342	8,672	9,999
Amortization of intangible assets	21,190	34,132	21,164	33,441	21,679	25,805	33,468	21,129
	90,330	101,960	91,003	95,852	90,893	90,683	103,615	88,279
Income (loss) from operations	(10,252)	(18,772)	(989)	(65,387)	2,336	(31,517)	(31,424)	(20,385)
Interest and other income (expense)	1,729	(408)	1,343	55,539	(306)	642	(2,034)	8,358
Interest expense:								
Short-term	(2)	(610)	(1)	(556)	(77)	(2)	(146)	(12)
Long-term	–	–	–	–	(171)	–	(262)	–
	(2)	(610)	(1)	(556)	(248)	(2)	(408)	(12)
Income (loss) before income taxes	(8,525)	(19,790)	353	(10,404)	1,782	(30,877)	(33,866)	(12,039)
Income taxes (recovery)	1,794	(3,618)	3,392	(11,011)	3,733	(3,870)	(1,710)	(406)
NET INCOME (LOSS) for the quarter	(10,319)	(16,172)	(3,039)	607	(1,951)	(27,007)	(32,156)	(11,633)
RETAINED EARNINGS, beginning of quarter	120,111	199,956	109,792	158,144	106,753	158,751	104,802	131,744
Adjustment to opening retained earnings:								
Change in accounting policy on deferred tax recovery of future tax liability on intangible assets	–	(25,640)	–	–	–	–	–	–
RETAINED EARNINGS, end of quarter	$ 109,792	$ 158,144	$ 106,753	$ 158,751	$ 104,802	$ 131,744	$ 72,646	$ 120,111
Income (loss) per share:								
Basic	$ (0.04)	$ (0.07)	$ (0.01)	$ –	$ (0.01)	$ (0.12)	$ (0.14)	$ (0.05)
Diluted	(0.04)	(0.07)	(0.01)	–	(0.01)	(0.12)	(0.14)	(0.05)
WEIGHTED AVERAGE NUMBER OF SHARES (000s)								
Basic	232,496	229,748	234,154	230,504	236,082	231,328	236,848	231,938
Diluted	232,496	229,748	234,154	239,249	236,082	231,328	236,848	231,938
OUTSTANDING NUMBER OF SHARES, END OF QUARTER (000s)	232,787	230,110	234,787	230,850	236,620	231,529	236,871	232,119

MANAGEMENT’S RESPONSIBILITY FOR CONSOLIDATED FINANCIAL STATEMENTS

Management of ATI Technologies Inc. is responsible for the integrity of the accompanying Consolidated Financial Statements and all other information in this annual report. The Consolidated Financial Statements have been prepared by management in accordance with accounting principles generally accepted in Canada. The preparation of the Consolidated Financial Statements necessarily involves the use of estimates and careful judgment, particularly in those circumstances where transactions affecting a current period are dependent upon future events. All financial information presented in this annual report is consistent with the Consolidated Financial Statements.

To discharge its responsibilities for financial reporting and safeguarding of assets, Management believes that it has established appropriate systems of internal accounting controls that provide reasonable assurance that the financial records are reliable and form a proper basis for the timely and accurate preparation of financial statements. Consistent with the concept of reasonable assurance, Management recognizes that the relative cost of maintaining these controls should not exceed their expected benefits. Management further ensures the quality of the financial records through careful selection and training of personnel and the adoption and communication of financial and other relevant policies.

The Board of Directors discharges its responsibilities with respect to the Consolidated Financial Statements primarily through the activities of its Audit Committee, which is composed entirely of directors who are not employees of the Company. This committee meets quarterly with Management and at least twice annually with the Company’s independent auditors to review the Company’s reported financial performance and to discuss audit, internal control, accounting policy and financial reporting matters. The Consolidated Financial Statements were reviewed by the Audit Committee and approved by the Board of Directors.

The financial statements have been audited by KPMG LLP, who were appointed by the shareholders at the last Annual General Meeting of Shareholders. Their report is presented herein.

K.Y. Ho (signed)	David E. Orton (signed)	Terry Nickerson (signed)
Chairman and CEO	President and COO	Senior Vice President and CFO
September 25, 2002

AUDITORS’ REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of ATI Technologies Inc. as at August 31, 2002 and 2001 and the consolidated statements of operations and retained earnings and cash flows for each of the years in the three-year period ended August 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these Consolidated Financial Statements present fairly, in all material respects, the financial position of the Company as at August 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three-year period ended August 31, 2002 in accordance with Canadian generally accepted accounting principles.

KPMG LLP (signed)
Chartered Accountants
Toronto, Canada
September 25, 2002

CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

CONSOLIDATED BALANCE SHEETS

August 31 (in thousands of U.S. dollars)	2002	2001
ASSETS		
Current assets:		
Cash and cash equivalents	$ 187,126	$ 171,455
Short-term investments	49,801	45,000
Accounts receivable	164,259	134,852
Inventories (note 3)	175,348	98,970
Prepayments and sundry receivables	21,131	20,704
Future income taxes (note 11)	3,630	4,658
Total current assets	601,295	475,639
Capital assets (note 4)	95,838	71,487
Intangible assets (note 6)	209,673	285,869
Long-term investments (note 7)	7,405	11,008
Future income taxes (note 11)	844	4,887
	$ 915,055	$ 848,890
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Bank indebtedness (note 15)	$ 12,015	$ 8,749
Accounts payable	172,093	79,719
Accrued liabilities	51,087	48,965
Deferred revenue	250	354
Income taxes payable	170	9,573
Current portion of obligation under capital lease (note 9)	568	–
Future income taxes (note 11)	3,459	4,719
Total current liabilities	239,642	152,079
Obligation under capital lease (note 9)	15,798	–
Future income taxes (note 11)	12,588	15,176
Shareholders' equity (note 10):		
Share capital		
Authorized:		
Unlimited preferred shares		
Unlimited common shares		
Issued and outstanding:		
236,870,685 common shares (2001 – 232,118,674)	561,477	551,217
Contributed surplus	4,630	2,033
Retained earnings	72,646	120,111
Currency translation adjustments	8,274	8,274
Total shareholders' equity	647,027	681,635
	$ 915,055	$ 848,890

Commitments and contingencies (notes 14 and 19)

See accompanying notes to Consolidated Financial Statements.

On behalf of the Board:
K.Y. Ho (signed) Director	Paul Fox (signed) Director

CONSOLIDATED STATEMENTS OF CASHFLOWS

Years ended August 31 (in thousands of U.S. dollars)	2002	2001	2000
CASH PROVIDED BY (USED IN):			
Operating activities:			
Loss for the year	$ (47,465)	$ (54,205)	$ (69,334)
Items which do not involve cash:			
Amortization of intangible assets	97,501	114,507	56,709
Future income taxes	1,223	(18,430)	4,700
Depreciation	22,921	20,955	17,769
Loss (gain) on long-term investments, net	3,355	(61,216)	(10,666)
Foreign exchange loss	620	431	140
Change in non-cash operating working capital:			
Accounts receivable	(29,362)	45,543	(1,317)
Inventories	(76,378)	143,728	(48,265)
Prepayments and sundry receivables	(3)	12,487	(13,549)
Accounts payable	91,916	(104,189)	77,567
Accrued liabilities	2,121	500	(4,923)
Deferred revenue	(104)	(3,304)	(841)
Income taxes payable	(9,403)	5,136	(25,841)
	56,942	101,943	(17,851)
Financing activities:			
Increase in bank indebtedness	3,266	8,749	–
Principal payment under capital lease obligation	(312)	–	–
Issue of common shares	12,495	4,687	12,733
Repayment of share purchase loans	362	–	–
Common shares repurchased for cancellation	–	–	(6,929)
	15,811	13,436	5,804
Investing activities:			
Purchase of short-term investments	(54,233)	(45,000)	(4,403)
Maturity of short-term investments	49,584	4,403	10,000
Additions to capital assets	(30,111)	(31,091)	(25,659)
Investment in other assets	–	(2,500)	(4,413)
Proceeds from sale of long-term investments	–	65,061	15,273
Acquisitions, net of cash acquired (note 5)	(22,118)	(9,201)	10,757
	(56,878)	(18,328)	1,555
Foreign exchange loss on cash held in foreign currency	(204)	(431)	(140)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	15,671	96,620	(10,632)
CASH AND CASH EQUIVALENTS, beginning of year	171,455	74,835	85,467
CASH AND CASH EQUIVALENTS, end of year	187,126	171,455	74,835
Short-term investments	49,801	45,000	4,403
CASH POSITION, end of year	$ 236,927	$ 216,455	$ 79,238

Supplemental disclosure of cash flow information (note 16).

See accompanying notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended August 31, 2002, 2001, and 2000 (tabular amounts in thousands of U.S. dollars, except per share amounts)

THE PRINCIPAL BUSINESS ACTIVITIES OF ATI TECHNOLOGIES INC. (THE “COMPANY”) ARE THE DESIGN, MANUFACTURE AND SALE OF 3D GRAPHICS AND DIGITAL MEDIA SILICON SOLUTIONS. THE COMPANY MARKETS ITS PRODUCTS TO ORIGINAL EQUIPMENT MANUFACTURERS, SYSTEM BUILDERS, DISTRIBUTORS AND RETAILERS PRIMARILY IN NORTH AMERICA, EUROPE AND ASIA-PACIFIC.

1. SIGNIFICANT ACCOUNTING POLICIES:

(a) Basis of presentation:

These Consolidated Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and are presented in U.S. dollars. No material differences would result if these Consolidated Financial Statements were prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and the rules and regulations of the Securities and Exchange Commission, except as disclosed in note 17.

(b) Principles of consolidation:

These Consolidated Financial Statements include the accounts of the Company and its wholly owned subsidiaries as well as the Company’s 50% ownership in a joint venture to own an office building in Markham, Ontario. All significant intercompany transactions and balances have been eliminated upon consolidation.

(c) Cash and cash equivalents and short-term investments:

Cash and cash equivalents include highly liquid instruments with a maturity of less than 90 days from the acquisition date. The carrying amounts of cash and cash equivalents are stated at cost, which approximates their fair values. The Company’s short-term investments include: (i) highly liquid instruments with a maturity date of 90 days or more from the acquisition date, which are carried at cost, which approximates their fair values; and (ii) publicly traded common stock which is held for sale and which is carried at the lower of cost or market. The market value of the publicly traded common stock was approximately $0.2 million at August 31, 2002 (2001 – nil).

(d) Inventories:

Raw materials are stated at the lower of cost and replacement cost. Finished goods and work in process are stated at the lower of cost and net realizable value. Cost is determined on a first-in, first-out basis.

(e) Capital assets:

Capital assets are recorded at cost, net of related investment tax credits, and are depreciated as follows:

The Company regularly reviews the carrying value of its capital assets. If the carrying value of its capital assets exceeds the estimated amount recoverable, the Company measures the amount of the impairment based on discounted expected future cash flows and charges such impairment to the consolidated statements of operations and retained earnings.

(f) Intangible assets:

Intangible assets are recorded at cost and are amortized on a straight-line basis as follows:

The Company regularly evaluates the carrying value of its intangible assets for potential permanent impairment. Should there be a permanent impairment in the value of the intangible assets, the Company measures the amount of the impairment based on discounted expected future cash flows and charges such impairment to the consolidated statements of operations and retained earnings.

Goodwill acquired in business combinations subsequent to June 30, 2001 has not been amortized but will be tested for impairment annually (note 1(p)).

(g) Long-term investments:

Investees over which the Company does not have control or significant influence are accounted for by the cost method.

The Company regularly reviews the carrying values of its long-term investments. Should there be a decline in value of the Company’s long-term investments that is other than a temporary decline, the Company measures the amount of the writedown based on the fair value of the shares of the investees and charges such writedown to the consolidated statements of operations and retained earnings.

(h) Revenue recognition:

Revenue is recognized when evidence of an arrangement exists, goods are shipped to customers, selling price is fixed and determinable and collectibility is reasonably assured. Estimated returns and allowances, price protection and sales rebates are recorded as a reduction of revenue at time of shipment. In addition, the Company provides for the estimated cost of product warranties at the time of revenue recognition.

For all sales, the Company uses a binding purchase order and in certain cases uses a contractual agreement as evidence of an arrangement. The Company considers delivery to occur upon shipment provided title and risk of loss have passed to the customer. At the point of sale, the Company assesses whether the selling price is fixed and determinable and whether collection is reasonably assured. If the Company determines that collection is not reasonably assured, the Company defers recognition of the revenue until collection becomes reasonably assured, which is generally upon receipt of cash.

(i) Deferred revenue:

The Company enters into service contracts with customers that can extend beyond a one-year time frame. Project revenue is realized on the percentage of completion method, based on specific contract milestones when available and when the milestones are met. Where these milestones are not available, the Company recognizes revenue using the projected overall contract expenditures as a proxy for progress against the contract objectives.

(j) Foreign currency translation:

The Company’s subsidiaries are accounted for as integrated foreign operations. Transactions of the Company and its subsidiaries originating in foreign currencies are translated into U.S. dollars at the prevailing rates approximating those at the dates of the transactions. Monetary assets and liabilities are translated at the year-end rates of exchange and non-monetary items are translated at historical exchange rates. The resulting net gain or loss is included in the consolidated statements of operations and retained earnings.

(k) Research and development expenditures:

Research costs, other than capital expenditures, are expensed as incurred. Development costs are expensed as incurred unless they meet the criteria under generally accepted accounting principles for deferral and amortization. The Company has not deferred any such development costs to date. Research and development costs are reduced by related investment tax credits.

(l) Income taxes:

Effective September 1, 2000, the Company changed its method of accounting for income taxes from the deferral method to the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax attributable to the temporary differences between the carrying amounts and respective tax bases of assets and liabilities. Future tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the year that includes the substantive enactment date. To the extent the realization of future income tax assets is not considered to be more likely than not, a valuation allowance is provided.

The cumulative effect of adopting the new standard, as of September 1, 2000, resulted in a decrease in intangible assets of $6.0 million, an increase in net future tax liability of $19.6 million and a decrease in opening retained earnings of $25.6 million.

As a result of adopting the new accounting rules in fiscal 2001, an income tax recovery of $16.3 million was recorded. This recovery resulted from the realization of the future tax liability associated with intangible assets, other than goodwill, related to the Company’s acquisitions.

As permitted under the new standard, financial statements for fiscal 2000 were not restated; however, the effect was applied retroactively as an adjustment to 2001 opening retained earnings.

(m) Loss for the year per share:

Basic loss per share has been calculated by dividing loss for the year by the weighted average number of common shares outstanding during the year. Diluted loss per share is computed similar to basic loss per share except that the weighted average number of common shares outstanding is increased to include additional shares from the assumed exercise of stock options, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options were exercised and that the proceeds from such exercises were used to acquire shares of common stock at the average market price during the reporting year.

(n) Stock options:

The Company has share option plans, which are described in note 10. No compensation expense is recognized for these plans when stock or stock options are issued to employees. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital.

(o) Use of estimates:

The preparation of Consolidated Financial Statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the Consolidated Financial Statements and the reported amounts of revenue and expenses during the reporting years presented. Significant estimates are used in determining the allowance for doubtful accounts, provision for inventory obsolescence, useful lives of intangible assets, valuation of long-term investments, realization of future tax assets and estimates for sales returns. Actual results could differ from those estimates.

(p) Change in accounting policies:

During the year, the Company adopted the new Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3500, “Earnings Per Share,” under which the Company is required to retroactively use the treasury stock method for calculating diluted earnings per share. This change results in an earnings per share calculation that is consistent with U.S. GAAP. Previously reported diluted earnings per share have been restated to reflect this change.

In September 2001, the CICA issued Handbook Section 1581, “Business Combinations,” and Section 3062, “Goodwill and Other Intangible Assets.” The new standards mandate the purchase method of accounting for business combinations and require that goodwill no longer be amortized but instead be tested for impairment at least annually. The standards also specify criteria that intangible assets must meet to be recognized and reported apart from goodwill. The standards require that the value of the shares issued in a business combination be measured using the average share price for a reasonable period before and after the date the terms of the acquisition are agreed to and announced. Previously, the consummation date was used to value the shares issued in a business combination. The new standards are substantially consistent with U.S. GAAP.

Effective July 1, 2001, goodwill acquired in business combinations completed after June 30, 2001 was not amortized. In addition, the criteria for recognition of intangible assets apart from goodwill and the valuation of the shares issued in a business combination have been applied to business combinations completed after June 30, 2001.

Upon full adoption of the standards beginning September 1, 2002, the Company will discontinue the amortization of all existing goodwill, evaluate existing intangible assets and make any necessary reclassifications in order to conform to the new criteria for recognition of intangible assets apart from goodwill and test for impairment in accordance with the new standards.

In connection with Section 3062’s transitional goodwill impairment evaluation, the Company is required to assess whether goodwill is impaired as of September 1, 2002. The Company has up to six months to determine the fair value of its reporting units and compare that to the units’ carrying amounts. To the extent a reporting unit’s carrying amount exceeds its fair value, the Company must perform a second step to measure the amount of impairment in a manner similar to a purchase price allocation. This second step is to be completed no later than August 31, 2003. Any transitional impairment will be recognized as an effect of a change in accounting principle and will be charged to opening retained earnings as of September 1, 2002.

As of August 31, 2002, the Company has unamortized goodwill of $187.8 million and unamortized intangible assets of $21.9 million, all of which are subject to the transitional provisions of Sections 1581 and 3062. Amortization expense related to goodwill was $83.5 million for 2002. Because of the extensive effort required to comply with the remaining provisions of Sections 1581 and 3062, the Company has not estimated the impact of these provisions on its financial statements beyond discontinuing goodwill amortization.

2. FINANCIAL INSTRUMENTS:

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash and cash equivalents, short-term investments, accounts receivable and sundry receivables. The Company invests only in high-quality cash and cash equivalents and short-term investments. A majority of the Company’s accounts receivable is derived from sales to original equipment manufacturers, system builders, distributors and retailers in the personal computer industry. The Company performs ongoing credit evaluations of its customers’ financial condition and limits the amount of credit extended when deemed necessary. In addition, a significant portion of the total accounts receivable is insured against possible losses. The Company maintains adequate reserves for potential credit losses as estimated by management.

The joint venture, Commerce Valley Realty Holdings Inc. (“CVRH”), in which the Company has a 50% ownership, entered into an interest rate swap contract to hedge its exposure to the interest rate risk applicable to its expected future mortgage requirement. At closing of the expected future mortgage, this hedging instrument will be recognized as a yield adjustment to the interest expense, over the life of the mortgage.

The carrying amounts of cash equivalents, short-term investments, accounts receivable, sundry receivables, bank indebtedness, accounts payable and accrued liabilities approximate their fair market values because of the short-term nature of these instruments. The fair value of obligation under capital lease approximates its carrying value.

3. INVENTORIES:

At August 31, 2002, the Company had non-cancellable inventory purchase commitments totaling $16.6 million.

4. CAPITAL ASSETS:

Building-in-progress of $13.5 million at August 31, 2001 represents the Company’s 50% share of cost incurred by a joint venture to construct a new building facility (note 15). The building-in-progress additions include $0.29 million of capitalized interest cost at August 31, 2001. In April 2002, the building was completed and the aggregate amount of building-in-progress and land were transferred to building under capital lease (note 15).

Depreciation expense related to capital assets amounted to $22.9 million in fiscal 2002 (2001 – $21.0 million; 2000 – $17.8 million).

5. ACQUISITIONS:

(a) Acquisition of NxtWave Communications Inc.:

On June 28, 2002, the Company acquired NxtWave Communications Inc. (“NxtWave”) for cash consideration of $20.2 million. NxtWave is in the business of delivering broadband communications silicon using proprietary digital signal processing technologies adapted for applications in digital terrestrial and cable receivers. The acquisition was accounted for using the purchase method whereby the results of operations of NxtWave have been included in the consolidated statements of operations and retained earnings and cash flows from the date of acquisition.

The fair values of the net assets acquired were as follows:

(b) Acquisition of FGL Graphics:

On March 30, 2001, the Company acquired FGL Graphics, the professional graphics division of SONICblue Ltd. FGL Graphics, which develops and markets the FIREGL™ brand of OpenGL®-based graphics accelerators is a provider of solutions of NT and Linux workstation markets. The acquisition was accounted for using the purchase method, whereby the results of operations of FGL Graphics have been included in the consolidated statements of operations and retained earnings and cash flows from the date of acquisition.

The fair values of the assets acquired were as follows:

Under the terms of the agreement, SONICblue Ltd. was eligible to receive additional consideration up to $7.3 million in cash, contingent upon FGL Graphics achieving certain future performance targets from the closing date to December 31, 2001. The entire amount of this $7.3 million was subsequently earned and allocated to core technology (2002 – $2.1 million; 2001 – $5.2 million).

The core technology is being amortized on a straight-line basis over a two-year period.

(c) Acquisition of ArtX, Inc.:

On April 4, 2000, the Company acquired all of the issued and outstanding shares and options of ArtX, Inc. (“ArtX”), a privately held company based in Palo Alto, California, which designs and develops graphics solutions for high-performance personal computers and e-appliances. The acquisition has been accounted for by the purchase method, whereby the results of operations of ArtX are included in the Company’s results from the date of acquisition. The acquisition resulted in the issue of approximately 21.5 million common shares and 7 million options (note 10).

The fair values of the net assets acquired and the consideration issued were as follows:

Purchased in-process research and development was charged to operations on a straight-line basis over a one-year period. Workforce represents the replacement value of the assembled workforce at the time of acquisition, core technology represents the value of proprietary “know-how” as of the acquisition date and goodwill represents the excess of the purchase consideration over the fair value of the net identifiable assets acquired. Core technology, workforce and goodwill are being amortized on a straight-line basis over a period of five years.

As part of the acquisition of ArtX, the Company entered into a Performance Agreement with the former shareholders of ArtX. The Performance Agreement required ArtX to achieve a specified future contract design win within two years from the closing date of the acquisition, April 4, 2000. The performance requirement was not met and, accordingly, no additional purchase price consideration was recorded.

6. INTANGIBLE ASSETS:

The net book values of the intangible assets acquired related to NxtWave, FGL Graphics, ArtX (note 5) and Chromatic Research Inc. (“Chromatic”) are as follows:

Amortization expense related to intangible assets amounted to $97.5 million in fiscal 2002 (2001 – $114.5 million; 2000 – $56.7 million).

During fiscal 2002, the Company conducted a comprehensive review of the carrying values of the core technology and goodwill arising from the acquisitions of Chromatic and ArtX and concluded that there was a permanent impairment in these values. As a result, the Company wrote off the remaining balances of the core technology and goodwill of Chromatic totaling $4.8 million, and $4.2 million of core technology and $6.4 million goodwill related to ArtX.

Effective September 1, 2000, the Company adopted the asset and liability method of accounting for income taxes, which resulted in the recognition of a tax asset for loss carryforwards of $1.4 million and $4.6 million for ArtX and Chromatic, respectively, with corresponding reductions of goodwill originally recorded upon acquisition.

During fiscal 2001, the $4.5 million balance of the intangible assets related to the workforce of Chromatic was fully written off due to a higher than anticipated turnover rate of the Chromatic employees.

7. LONG-TERM INVESTMENTS:

Share investments consist of investments in other companies in which the Company has ownership interests ranging from approximately 0.1% to 4.0%.

During fiscal 2002, the Company disposed of a certain long-term investment and realized a loss of $0.3 million. In addition, the Company wrote down the remaining balance of this investment by the amount of $0.5 million to reflect the other than temporary decline in its value. The entire balance of the above-mentioned investment, which had a net book value of $0.2 million, was then reclassified as short-term investments as the Company no longer intended to hold the investment for long-term purposes.

During fiscal 2002, the Company received an additional 107,387 shares of Broadcom Corporation (“Broadcom”), valued at $2.1 million, as a result of the release of escrow shares pursuant to the terms of the agreement to purchase the Company’s share investment in SiByte Inc. (“SiByte”) by Broadcom in the preceding fiscal year. The Company then wrote down its total investment in Broadcom by $4.7 million to reflect the other than temporary decline in its value.

During fiscal 2001, the Company wrote down the value of certain of its long-term investments by an aggregate of $2.1 million to reflect the other than temporary decline in their value.

During fiscal 2001, the Company exchanged all of its share investment in SiByte for 494,295 shares of Broadcom as a result of the purchase of SiByte by Broadcom. The Company later sold its shares of Broadcom, realizing a gain of approximately $54.9 million. In addition, the Company earned an additional 250,701 shares of Broadcom, valued at $8.5 million, during fiscal 2001 as a result of the achievement of certain performance targets by SiByte pursuant to the terms of the purchase agreement.

For the year ended August 31, 2000, the Company realized gains of approximately $10.7 million from the sale of long-term investments.

Gains and losses from long-term investments are included in interest and other income in the consolidated statements of operations and retained earnings.

As at August 31, 2002, the fair value of the long-term investments for which quoted market value is available was approximately $5.9 million (2001 – $10.6 million). The carrying value at August 31, 2002 was $5.9 million.

8. BANK CREDIT FACILITIES:

At August 31, 2002, the Company had available bank credit facilities of $101 million (2001 – $98 million). The credit facilities are secured by way of general security agreements and personal property, covering the cash, credit balances and deposit instruments of the Company. Interest rates on the credit facilities vary and are based on the bank’s U.S. base rate, Canadian bank prime rate or the LIBOR rate. At August 31, 2002 and 2001, there were no borrowings outstanding under these facilities.

Commitment fees in 2002 were $15,000.

9. CAPITAL LEASE:

During the third quarter of fiscal 2002, the Company entered into a lease agreement for the new building facility located in Markham, Ontario with the joint venture in which it has 50% ownership. The lease is recorded as a capital lease. The building under capital lease is initially recorded at the present value of minimum lease payments at the inception of the lease. Depreciation is provided using the straight-line method over a period of 15 years.

The Company’s obligation under this capital lease owed to the third party venturer is as follows:

Interest of $0.43 million relating to the capital lease obligation has been included in interest expense for fiscal 2002.

10. SHAREHOLDERS’ EQUITY:

(a) Common shares issued and outstanding:

(b) Preferred shares:

An unlimited number of preferred shares, ranking in priority upon distribution of assets over common shares, may be issued in series with additional provisions as fixed by the Board of Directors.

No preferred shares have been issued to date.

(c) Common share option plans:

The Company maintains a share option plan (the “ATI Plan”) for the benefit of directors, officers and employees. The ATI Plan, as amended, provides that the aggregate number of common shares available for issuance pursuant to options granted under the ATI Plan and all other share compensation arrangements are limited to 38,000,000 common shares. In general, the maximum number of common shares reserved for issuance in respect of any one individual may not exceed 5%, and in respect of insiders of the Company, may not exceed 10% of the number of common shares issued and outstanding.

Options are granted under the ATI Plan at the discretion of the Board of Directors at exercise prices determined as the weighted average of the trading prices of the Company’s common shares on The Toronto Stock Exchange or NASDAQ for the five trading days preceding the effective date of the grant. In general, options granted under the ATI Plan vest over a period of up to four years from the grant date and expire by no later than the seventh anniversary of the date of grant.

When the Company acquired ArtX, it assumed the ArtX common shares options plan (the “ArtX Plan”). The Company maintains the ArtX Plan for the benefit of directors, officers, employees and consultants. The ArtX Plan provides that the aggregate number of common shares available for issuance pursuant to options granted under the ArtX Plan and all other share compensation arrangements are limited to 8,007,599 common shares for both incentive stock options (“ISO”) and non-qualified stock options (“NQSO”).

In general, options granted under the ArtX Plan vest immediately or within specified times or events as determined by the Board of Directors, which is normally over a five-year period, and expire by the tenth anniversary of the date of grant. If the person obtaining the options owns more than 10% of the total combined voting power of all classes of stock (10% shareholder), then the options will be exercisable after the expiration of five years from the date of grant.

Options were granted under the ArtX Plan at the discretion of the Board of Directors at exercise prices determined as no less than 85% of the fair market value of the shares on the date of grant, provided that the exercise price of an ISO will not be less than 100% of the fair market value of the shares on the date of grant and the exercise price of any option granted to a 10% shareholder is no less than 110% of the fair market value of the shares on the date of grant.

The following is a summary of the maximum number of common shares issuable pursuant to outstanding stock options:

As at August 31, 2002, the range of exercise prices for options outstanding and exercisable (vested) are as follows:

As at August 31, 2002, the price range of $0.09 to $0.93, as noted above, represents all of the options relating to the ArtX Plan. All other options outstanding or exercisable relate to the ATI Plan. During the year ended August 31, 2002, 1,129,930 options relating to the ArtX Plan were exercised at a weighted average price of $0.26 and 134,200 options were cancelled at a weighted average price of $0.39.

Under an incentive plan entered into in June 2002, the Company has provided certain employees with a performance incentive, consisting of a combination of cash and options, the receipt of which is conditional upon the Company entering into a specified business arrangement with a third party by April 2003. The cash portion of the incentive consists of three equal payments of $2.7 million, with each payment to be made upon achievement of specified milestones under the arrangement with the third party. Under the plan the employees were granted options to purchase 2.6 million common shares at an exercise price of $6.96 per share and which are only exercisable in the event the Company is successful in entering into the arrangement. The intrinsic value, if any, of the shares and the cash consideration payable will be expensed for accounting purposes as the employees earn the amounts.

(d) Contributed surplus:

During 2002, the Company cancelled for no consideration 134,200 options and 76,125 common shares with a total carrying value of $2.2 million. This transaction was recorded as contributed surplus.

11. INCOME TAXES:

Loss before income taxes consists of the following:

The income tax expense (recovery) consists of the following:

The following is a summary of the components of the future assets and liabilities:

Income tax expense in the consolidated statements of operations and retained earnings varies from the amount that would be computed by applying the basic Canadian federal and provincial income tax rates to income before income taxes, as shown in the following table:

Canadian income taxes were not provided for on undistributed earnings for certain non-Canadian subsidiaries. The Company intends to reinvest these earnings indefinitely in operations outside Canada.

As at August 31, 2002, the Company had $130.6 million of net operating losses for income tax purposes. Income tax benefits have not been recognized in these financial statements for a significant portion of these losses. A portion of these losses have an indefinite carryforward period whereas the remainder will begin to expire commencing in 2008.

12. LOSS PER SHARE:

As at August 31, 2002, options to purchase 32,813,005 (2001 – 29,109,372; 2000 – 24,823,960) shares of common stock with a weighted average exercise price of $7.18 (2001 – $5.37; 2000 – $5.77) were outstanding but were not included in the calculation of diluted earnings per share because the Company had a net loss for that year and to do so would have been antidilutive.

The performance shares relating to the acquisition of ArtX (note 5), consisting of 4,071,661 common shares with a weighted average exercise price of $14.58, were not included in the calculation of diluted earnings per share for the years ended August 31, 2001 and 2000 because the Company had a net loss for those years and to do so would have been antidilutive. These shares expired in 2002 and therefore have no impact on earnings per share.

13. SEGMENTED INFORMATION:

The Company operates one operating segment, that being the design, manufacture and sale of graphic and multimedia products for personal computers and consumer electronic devices.

At August 31, 2002, one customer accounted for 13% and another customer accounted for 11% of the Company’s consolidated accounts receivable balance (2001 – 17% and 10%). In fiscal 2002, one customer accounted for 21% of the Company’s consolidated revenues (2001 – one customer accounted for 20%; 2000 – one customer accounted for 13%).

14. COMMITMENTS:

The Company is committed to the following minimum payments related to office premises and license and royalty agreements:

15. JOINT VENTURE:

In February 1999, the Company entered into a 50% ownership joint venture agreement for the purpose of constructing a new building facility in Markham, Ontario. The facility was completed in April 2002. The completed cost of this facility amounted to $33.3 million. Subsequent to August 31, 2002, the joint venture obtained a mortgage from a lender, on the building facility, secured by the underlying asset (note 20).

The following amounts represent the Company’s proportionate interest in the joint venture:

On May 23, 2001, the joint venture entered into an interest rate swap contract to hedge its exposure to the interest rate risk applicable to its expected future mortgage requirement. This contract is a forward start pay fixed derivative agreement for a notional amount of Cdn. $38.0 million. The agreement provides for the joint venture to pay a fixed rate of 6.42% in exchange for a floating rate equivalent to one-month Canadian bankers’ acceptances. The Company and the other joint venture partners are guarantors of the credit facility. As of the maturity date, the Company’s proportionate share of the loss of the swap amounted to $1.4 million, which will be amortized and charged to the consolidated statements of operations and retained earnings, over the term of the mortgage.

16. SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

During the year, the Company acquired $16.3 million of capital assets by means of capital lease.

17. UNITED STATES ACCOUNTING PRINCIPLES:

(a) The following table reconciles the loss for the year as reported on the consolidated statements of operations and retained earnings prepared in accordance with Canadian GAAP to the consolidated loss for the year that would have been reported had the financial statements been prepared in accordance with U.S. GAAP:

(i) Under Canadian GAAP, purchased in-process R&D is amortized over its estimated useful life and asset recoverability is reviewed on an ongoing basis. Under U.S. GAAP, purchased in-process R&D acquired by the Company is written off at the time of acquisition.

(ii) Under Canadian GAAP, the aggregate purchase price of ArtX was approximately $453 million, which was based on the average closing market price of the Company’s common shares around April 4, 2000 (the closing date of the transaction) and merger-related costs. Under U.S. GAAP, the aggregate purchase price of ArtX was approximately $414 million, which was based on the average closing market price of the Company’s common shares around February 16, 2000 (the date of the announcement of the transaction) and merger-related costs.

(iii) Under U.S. GAAP, options granted after January 18, 2001, with an exercise price denominated in a currency other than the currency of the primary economic environment of either the employer or the employee, should be accounted for under the variable accounting method. Under Canadian GAAP, there is currently no equivalent requirement. The comparative figures for the year ended August 31, 2001 have been restated to include the impact of this difference between Canadian and U.S. GAAP.

(iv) The Company accounts for its share options under Canadian GAAP. In the Company’s circumstances the share options are not materially different from the amounts that would be determined under the provisions of the Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”) and related interpretations. Accordingly, no compensation expense for its share option plans has been recognized or recorded in the consolidated statements of operations and retained earnings for the years ended August 31, 2002, 2001 and 2000. Had compensation expense for the Company’s share option plans been determined based on the fair value at the grant dates for awards under the plans consistent with the method prescribed under Financial Accounting Standards Board Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”), the Company’s loss and loss per share would have been reported as the pro forma amounts indicated in the table below:

The weighted average estimated fair values at the date of the grant, as defined by SFAS 123, for options granted in fiscal 2002, 2001 and 2000 were $9.15, $1.92 and $2.62 per share option, respectively.

The fair value of each option grant was estimated on the date of the grant using the Black-Scholes fair value option-pricing model with the following assumptions:

For the purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting period on a straight-line basis.

For the purposes of reporting under U.S. GAAP, the tax benefit associated with deductible stock option compensation is treated as an increase in share capital. For reporting under Canadian GAAP, the income tax benefit is treated as a reduction to the income tax provision if compensation costs are not recorded.

(b) The following table indicates the differences between the amounts of certain balance sheet items determined in accordance with Canadian and U.S. GAAP:

(i) Canadian GAAP requires the proportionate consolidation of interests in joint ventures. Proportionate consolidation is not permitted under U.S. GAAP and interests in joint ventures are accounted for on the equity basis.

Although the adoption of proportionate consolidation has no impact on net earnings or shareholders’ equity, it does increase assets, liabilities, revenue, expenses and cash flow from operations from those amounts otherwise reported under U.S. GAAP. This is not reflected in the table of certain balance sheet items disclosed above.

(ii) Additional disclosures as required in accordance with U.S. GAAP:

(1) As at August 31, 2002, the consolidated accounts receivable provision for returns and doubtful accounts was approximately $7.9 million (2001 – $14.0 million).

(2) As at August 31, 2002, none of the accruals exceed 5% of total consolidated current liabilities (2001 – nil).

(3) For the year ended August 31, 2002, the net foreign exchange loss was approximately $0.4 million (2001 – $1.9 million; 2000 – $0.2 million).

(iii) Comprehensive income:

Financial Accounting Standards Board Statement of Financial Accounting Standards No. 130, “Reporting Comprehensive Income” (“SFAS 130”) requires disclosure of comprehensive income, which includes reported net earnings adjusted for other comprehensive income. Other comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. The following table presents comprehensive loss and its components:

(1) U.S. GAAP requires investments in marketable securities available for sale to be recorded at market value and all unrealized holding gains and losses reflected in shareholders’ equity. Under Canadian GAAP, long-term investments are carried at historical cost with losses in value being recognized in income only when the loss in value is other than temporary and increase in value being recognized only when realized.

(2) During fiscal 2001, CVRH, the joint venture in which the Company has 50% ownership, entered into an interest rate swap contract (note 15) which was designated as a cash flow hedge for the interest rate risk applicable to its expected future mortgage requirement. Under Canadian GAAP, the hedging instrument is treated as an off-balance sheet item until it closes. Under U.S. GAAP, hedging instruments must be measured at fair value. The gain or loss arising from changes in fair value of the interest rate swap contract is recognized in other comprehensive income to the extent it is effective; the ineffective portion, if any, is reported in earnings currently.

18. PENDING ACCOUNTING STANDARDS:

(a) Stock-based compensation and other stock-based payments:

In December 2001, the CICA issued Handbook Section 3870, which establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services provided by employees and non-employees. The standard requires that a fair value based method of accounting be applied to all stock-based payments to non-employees and to employee awards that are direct awards of stock that call for settlement in cash or other assets or are stock appreciation rights that call for settlement by the issuance of equity instruments. However, the new standard permits the Company to continue its existing policy of recording no compensation cost on the grant of stock options to employees. Consideration paid by employees on the exercise of stock options is recorded as share capital. The standard is effective for the Company’s fiscal year beginning September 1, 2002 for awards granted on or after that date.

(b) Foreign currency translation and hedging relationships:

CICA Handbook Section 1650 has been amended to eliminate the deferral and amortization of foreign currency translation gains and losses on long-lived monetary items, effective January 1, 2002, with retroactive restatement of prior periods. The Company is not impacted by this change. The CICA issued Accounting Guideline No. 13 (“AcG-13”), which establishes criteria for hedge accounting effective for the Company’s 2004 fiscal year.

19. LITIGATION:

In May and June 2001, certain holders of the Company’s securities commenced four class actions in the United States District Court for the Eastern District of Pennsylvania alleging that the Company and certain of its directors and officers violated the Securities Exchange Act of 1934 and common law by making material misstatements of, or omitting to state, material facts related to the business operations, prospects and financial conditions of the Company. These lawsuits were filed on behalf of shareholders who acquired the Company’s common shares between January 13, 2000 and May 24, 2000. The plaintiffs seek compensatory and punitive damages in each of the class actions. The Court has consolidated all four actions and permitted the plaintiffs to file a consolidated amended complaint. The Company and named directors believe the complaint is without merit and intend to defend vigorously. The ultimate outcome of this litigation is not determined at this time.

In addition to the claim described above, the Company is subject to legal proceedings and claims that arise in the ordinary course of its business. While management currently believes the amount of ultimate liability, if any, with respect to these actions will not materially affect the financial position, results of operations, or liquidity of the Company, the ultimate outcome of any litigation is uncertain. Were an unfavorable outcome to occur, the impact could be material to the Company.

20. SUBSEQUENT EVENT:

On September 5, 2002, the joint venture in which the Company has a 50% ownership interest entered into a mortgage agreement with a lender to finance the new building facility in Markham, Ontario. The Company’s proportionate share of the mortgage amounted to $10.8 million (Cdn. $16.9 million), and the mortgage has a repayment term of 12 years bearing interest at a rate of 6.96% per annum. The underlying mortgage is denominated in Canadian dollars. Funding under the mortgage was received in October 2002.

FIVE-YEAR HISTORICAL REVIEW

DIRECTORS AND OFFICERS

BOARD OF DIRECTORS

Jim Fleck[1,2]
Faculty of Management, University of Toronto

Paul Fox[1,2]
Barrister & Solicitor

K.Y. Ho
Chairman & Chief Executive Officer,
ATI Technologies Inc.

Alan Horn[1,2]
Vice President, Finance &
Chief Financial Officer,
Rogers Communications Inc.

Paul Russo[1]
Chairman, President &
Chief Executive Officer,
Silicon Optix Inc.

[1] Member of the Audit Committee
[2] Member of the Compensation Committee

CORPORATE OFFICERS

K.Y. Ho
Chairman & Chief Executive Officer

David Orton
President & Chief Operating Officer

Terry Nickerson
Senior Vice President, Finance &
Chief Financial Officer

Adrian Hartog
Senior Vice President & General Manager,
Consumer Business Unit
Chief Technology Officer

Rick Bergman
Senior Vice President & General Manager,
Desktop Business Unit

Gary Demel
Senior Vice President, Sales

Ben Bar-Haim
Vice President, Software Engineering

Dean Blain
Corporate Secretary

Michel Cadieux
Vice President, Human Resources

Gilbert Christie
Vice President, Board Operations

Louise Cragg
Vice President, Information Technology

Phil Eisler
Vice President & General Manager,
Integrated and Mobile Products
Business Unit

Raymond Li
Vice President, Hardware Engineering

Henry Quan
Vice President, Corporate Development

Bryan Robb
Vice President & General Counsel

Jim Seto
Vice President, ASIC Operations

INTERNATIONAL OFFICERS

Greg Buchner
Vice President, Engineering,
ATI Research, Silicon Valley

Ian Cartwright
Vice President & General Manager,
FIREGL

Peter Douglas
General Manager,
ATI Barbados

Peter Edinger
Vice President, Europe

Robert Feldstein
Vice President, Engineering,
ATI Research, Marlborough

Willie Lau
General Manager,
ATI Asia-Pacific

Noboru Mayuzumi
Vice President, Sales & Marketing,
ATI Japan

Geoff Phillips
Vice President & General Manager, DTV

Patrick Redmond
General Manager,
ATI Ireland

Dave Rolston
Vice President, Engineering,
ATI Research, Silicon Valley

Vincent Win
Vice President, OEM Sales,
ATI Systems

CORPORATE INFORMATION

ANNUAL MEETING OF SHAREHOLDERS

The Annual Meeting of Shareholders will be held on Wednesday, January 29, 2003, at 2:00 p.m. at the Toronto Hilton Hotel, 145 Richmond Street West, Toronto, Ontario M5H 2L2.
All shareholders and others interested in the Company are invited to attend.

LISTING OF COMMON SHARES

The common shares of the Company are listed on the Toronto Stock Exchange under the stock symbol “ATY” and the Nasdaq stock market under the symbol “ATYT.”

AUDITORS

KPMG LLP
Yonge Corporate Centre
4100 Yonge Street
Suite 200
Toronto, Ontario
Canada M2P 2H3

LEGAL COUNSEL

Gowling Lafleur Henderson LLP
Scotia Plaza
40 King Street West
Suite 5800
Toronto, Ontario
Canada M5H 3Z7

Shearman & Sterling
Commerce Court West
199 Bay Street
Suite 4405
Toronto, Ontario
Canada M5L 1E8

BANKERS

HSBC Bank Canada
1940 Eglinton Avenue East
Scarborough, Ontario
Canada M1L 4R2

TRANSFER AGENT AND REGISTRAR

CIBC Mellon Trust Company
320 Bay Street
6th Floor
Toronto, Ontario
Canada M5H 4A6
Tel: (416) 643-5500
Toll free: 1-800-387-0825

ALL INQUIRIES FOR FINANCIAL INFORMATION SHOULD BE DIRECTED TO HEAD OFFICE AT:

ATI Technologies Inc.
Investor Relations
1 Commerce Valley Drive East
Markham, Ontario
Canada L3T 7X6
Tel: (905) 882-2600, ext. 8106
Fax: (905) 882-2620
Web:www.ati.com

OTHER OFFICES

ATI Technologies Systems Corp.
ATI Research Silicon Valley Inc.
2805 Bowers Avenue
Santa Clara, California
U.S.A. 95051-0917
Tel: (408) 845-6500
Fax: (408) 845-6301

ATI Research, Inc.
62 Forest Street
Marlborough, Massachusetts
U.S.A. 01752
Tel: (508) 303-3900
Fax: (508) 303-3920

OTHER OFFICES (CONT.)

ATI Technologies (Europe) GMBH
Keltering 13
D-82041 Oberhaching, Germany
Tel: + 49 89 665-15-0
Fax: + 49 89 665-15-230

ATI Research GMBH
Moosstrasse 18 b
D-82319 Starnberg, Germany
Tel: + 49 8151 266-300
Fax: + 49 8151 266-201

ATI Technologies (Europe) Limited
Swords Business Park, Swords
Co. Dublin, Ireland
Tel: + 353-1-807-7800
Fax: + 353-1-807-7820

ATI Technologies (L) Inc.
Lot E, Level 11, Wisma Oceanic
Jalan OKK, Awang Besar
87007, Labuan, Malaysia
Tel: + 6087-408133
Fax: + 6087-418818

Hong Kong Branch
Unit 1516-20, 15/F
Nam Fung Commercial Centre
19 Lam Lok Street, Kowloon Bay
Kowloon, Hong Kong
Tel: + 852-2163-7500
Fax: + 852-2795-2238

ATI Technologies Ltd.
Lot E, Level 11, Wisma Oceanic
Jalan OKK, Awang Besar
87007, Labuan, Malaysia
Tel: + 6087-408133
Fax: + 6087-418818

Hong Kong Branch
Unit 1516-20, 15/F
Nam Fung Commercial Centre
19 Lam Lok Street, Kowloon Bay
Kowloon, Hong Kong
Tel: + 852-2163-7500
Fax: + 852-2795-2238

Taiwan Branch
3F, No. 45 Jie Show Road
Hsin Chu, Taiwan, ROC
Tel: 886-3-567-9154
Fax: 886-3-577-1283

ATI Technologies (Japan) Inc.
Kojimachi Nakata Building 4F
5-3, Kojimachi, Chiyoda-ku
Tokyo 102-0083, Japan
Tel: + 81-3-5275-2241
Fax: + 81-3-5275-2242

ATI International SRL
Beaumont House, Hastings
Christ Church, Barbados, W.I.
Tel: + 246-430-0851
Fax: + 246-431-0854

Copyright 2002, ATI Technologies Inc. All Rights Reserved. ATI and ATI’s product names are trademarks and/or registered trademarks of ATI Technologies Inc. All other Company and/or product names are trademarks and/or registered trademarks of their respective owners.

DESIGN: Bryan Mills Group, Toronto

ATI Technologies Inc.
1 Commerce Valley Drive East
Markham, Ontario
Canada
L3T 7X6

T 905.882.2600
F 905.882.2620

visit our website at www.ati.com

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                      ATI TECHNOLOGIES INC.

Dated:  December 31, 2002                                                        By:   /s/ Terry Nickerson
                                                                                                               Name:  Terry Nickerson
                                                                                                               Title:    Senior Vice President, Finance and
                                                                                                                            Chief Financial Officer